
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION


Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to Section 240.14a-12


McDonald's Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:





McDonald's Corporation

Notice of 2010 Annual Shareholders' Meeting and Proxy Statement

CONTENTS

TO McDONALD'S CORPORATION SHAREHOLDERS:

McDonald's Corporation will hold its 2010 Annual Shareholders' Meeting on Thursday, May 20, 2010, at 9:00 a.m. Central Time, in the Prairie Ballroom at The Lodge at McDonald's Office Campus, Oak Brook, Illinois. The registration desk will open at 7:30 a.m. At the meeting, shareholders will be asked to:

1. Elect four Directors, each for a three-year term expiring in 2013;

2. Approve the appointment of an independent registered public accounting firm to serve as independent auditors for 2010;

3. Act on four shareholder proposals, if presented; and

4. Transact other business properly presented at the meeting.

*Your Board of Directors recommends that you vote **FOR** the Board's nominees for Director, **FOR** the approval of the independent auditors, and **AGAINST** each shareholder proposal.*

Your vote is important. Please note that if you hold your shares through a broker, the rules that guide how brokers vote your shares have changed. Brokers may no longer vote your shares on the election of Directors in the absence of your specific instructions as to how to vote. In order for your vote to be counted, please make sure that you submit your vote to your broker.

If you are unable to attend the meeting in person, you may listen to a live webcast by going to www.investor.mcdonalds.com and selecting the appropriate link under "Webcasts." A replay of the Annual Shareholders' Meeting will be available for a limited time.

If you plan to attend the meeting in person, please be aware that you must pre-register with McDonald's Shareholder Services. Please see page 50 of this Proxy Statement for information about how to pre-register.

Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible.

Thank you.

By order of the Board of Directors,

Gloria Santona
Corporate Secretary

Oak Brook, Illinois
April 9, 2010

CORPORATE GOVERNANCE

Corporate governance practices remain an important focus for all public companies, including McDonald's. Although our Proxy Statement responds to the requirements of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) in this area, we believe that good governance is more than a collection of regulations. It is the intersection of the relationships among our Board of Directors (Board), our management and our shareholders and is informed by the values that have been the foundation of our business for more than 50 years—integrity, fairness, diligence and ethical behavior.

We believe good governance starts with a Board whose independence ensures candid and constructive engagement with management about all aspects of our business. Our Director nomination process seeks persons with the initiative, time, skills and experience to be effective contributors. Our Board has been led by an independent Chairman, Andrew McKenna, since 2004. Mr. McKenna had been our lead independent Director prior to the separation of the roles of Chairman and Chief Executive Officer. The separation of these roles was first implemented to facilitate a transition to a new Chief Executive Officer after the untimely death of our previous Chairman and Chief Executive Officer at a time when McDonald's was in the early stages of implementing its new business strategy, the Plan to Win. Independent leadership of the Board allowed management to focus fully on operations during this period. At the same time, it assured that the Chief Executive Officer had an appropriately strong counterpoint on the Board when considering the challenges associated with a change in strategy. The Board has retained this structure because it has worked well to assure constructive engagement with the Chief Executive Officer and effective oversight of management as a whole.

Our governance processes address matters relating to Board operations that are fundamental to shareholder interests. For example, the Company has a majority voting standard for uncontested Director elections. In addition, Directors also must limit outside activities and abide by a specific code of conduct so that we can be confident about their commitment. To underscore their alignment with shareholders, Directors receive stock-equivalent compensation and must own a specified value of McDonald's common stock. Our independent Directors meet regularly without management present to evaluate the Company's results, plans and challenges, as well as management's performance and the strength and development of our leadership bench. In 2009, the full Board met seven times. Our independent Directors also met in executive session six times. Directors are expected to attend the Company's Annual Shareholders' Meeting, and all Board meetings and meetings of the Committees of the Board on which they serve. In 2009, all of the Directors attended the Annual Shareholders' Meeting.

The Board is actively engaged in overseeing and reviewing the Company's strategic direction and objectives, taking into account (among other considerations) the Company's risk profile and exposures. The Board conducts an annual in-depth review of the

business, which includes consideration of strategic, operational, competitive, financial, compliance and other risk exposures. The Board also regularly reviews leadership development initiatives and short and long-term succession plans for the Chief Executive Officer, and other senior management positions, including in the event of unanticipated vacancies in those offices.

Board oversight is also effected through six standing committees. They are the Audit, Compensation, Governance, Corporate Responsibility, Finance and Executive Committees. Each of them operates under a written charter to promote clarity in their responsibilities and accountability among their members. These Committees work in a coordinated way to address recurring matters and respond to unanticipated events, and they are discussed in greater detail beginning on page 3 of this Proxy Statement.

Although the Board as a whole has responsibility for risk oversight, these Committees also oversee the Company's risk profile and exposures relating to matters within the scope of their authority and report to the Board about their deliberations. The Audit Committee considers audit, accounting and compliance risk, and it receives reports from the head of internal audit, the head of corporate tax, the General Counsel, the Chief Compliance Officer and the Chief Information Officer. The Audit Committee is also responsible for the review of the Company's major risk exposures (whether financial, operational or otherwise), and the steps management has taken to monitor and control such exposures, and for evaluating management's process to assess and manage the Company's enterprise risk issues. The Compensation Committee considers the level of risk implied by our compensation programs, including incentive compensation programs in which the CEO and other employees participate. The Governance Committee monitors potential risks to the effectiveness of the Board, notably Director succession and Board composition, and the principal policies that guide the Company's governance. The Corporate Responsibility Committee reviews risks to the business that may be entailed by trends in corporate social responsibility. The Finance Committee reviews various financial policies that we have implemented to manage financial risk exposures, such as those pertaining to the Company's use of derivative instruments.

McDonald's is proud of its governance structure, but mindful that governance is a journey, not a destination. We welcome shareholder communications about our practices, which can be sent to the Company as described on page 10 of this Proxy Statement. Good governance is critical to fulfilling our obligations to shareholders. We are committed to continuously improving our governance practices to promote an effective collaboration of management and our Board that yields value for our shareholders.

DIRECTOR INDEPENDENCE

Our Corporate Governance Principles require that all Directors except the Chief Executive Officer be independent. The Board is responsible for determining the independence of each Director, and the Board has adopted Standards on Director Independence for this purpose. The Board considers relationships involving Directors and their immediate family members that may implicate any of these Standards or other applicable law or the listing standards of the NYSE, and relies on information derived from Company records, questionnaires completed by Directors and inquiries of other relevant parties.

The relationships reviewed by the Board as part of its most recent independence determinations consisted of commercial relationships with companies:

- at which Board members then served as officers (including Mattel, Inc., Inter-Con Security Systems, Inc. and NIKE, Inc.);

- in which Board members or their immediate family members then held an aggregate 10% or more direct or indirect interest (including Schwarz Supply Source and Inter-Con Security Systems, Inc.); and

- at which Board members then served as outside Directors (including Aon Corporation, Bank of America Corporation, Chevron Corporation, ConAgra Foods, Inc., Discover Financial Services, Exelon Corporation, Hewitt Associates, Inc., Jones Lang LaSalle Incorporated, Nordstrom, Inc., The Walt Disney Company and Wells Fargo & Company).

The relationships with the companies noted above involved McDonald's purchase of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect the relevant Directors' independence under the Board's Standards on Director Independence or under applicable law and listing standards.

The Board also reviewed donations made by the Company to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service as directors or trustees.

Based on its review of the above relationships, the Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent within the meaning of the Board's Standards on Director Independence, as well as applicable law and listing standards. Currently, our non-management Directors are Susan E. Arnold, Robert A. Eckert, Enrique Hernandez, Jr., Jeanne P. Jackson, Richard H. Lenny, Walter E. Massey, Andrew J. McKenna, Cary D. McMillan, Sheila A. Penrose, John W. Rogers, Jr., Roger W. Stone and Miles D. White.

BOARD COMMITTEES

Our Corporate Governance Principles provide for six standing committees: Audit, Compensation, Governance, Corporate Responsibility, Finance and Executive. Charters for each of the committees are available on the Company's website at www.governance.mcdonalds.com.

The **Audit Committee** oversees financial reporting matters and is critical in setting the right "tone at the top" for accounting, control and compliance matters. The Audit Committee appoints the Company's independent auditors and evaluates their independence and performance. The Audit Committee reviews with the internal auditors and the independent auditors the overall scope and results of their respective audits, the adequacy and effectiveness of the Company's internal accounting and financial controls. The Audit Committee also reviews the Company's material financial disclosures and pre-approves all audit and permitted non-audit services. In addition, the Audit Committee annually reviews the adequacy and appropriateness of the Company's compliance programs, including the Company's disclosure controls and procedures, and receives regular reports about ethics and compliance programs. The Audit Committee also reviews related person transactions and makes recommendations to the Board about those matters. Members of the Audit Committee are Directors Hernandez (Chairperson), Massey, McMillan, Penrose and Stone. All members of the Audit Committee are independent within the meaning of the listing standards of the NYSE. The Board determined that Directors Hernandez, McMillan and Stone qualify as "audit committee financial experts" and that each member of the Audit Committee is financially literate, all within the meaning of applicable rules of the SEC and the listing standards of the NYSE. In 2009, the Audit Committee met nine times, including meetings to review the Company's annual and quarterly financial reports prior to filing with the SEC.

The Audit Committee Report, a discussion of the Policy for Pre-Approval of Audit and Permitted Non-Audit Services and a summary of Auditor Fees and Services can be found on pages 46–47 of this Proxy Statement.

The **Compensation Committee** approves the Chief Executive Officer's compensation based upon an evaluation of his performance by the independent Directors. Based on recommendations from management, the Compensation Committee also reviews and approves senior management's compensation and approves compensation guidelines for all other officers of the Company. The Compensation Committee administers the Company's incentive and equity compensation plans and, in consultation with senior management, reviews and approves compensation policies. The Compensation Committee has oversight for the detailed disclosure requirements regarding executive compensation. Members of the Compensation Committee are Directors Eckert (Chairperson), Arnold, Lenny and Rogers. All members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and are also "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code and "non-employee" directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. In 2009, the Compensation Committee met eight times.

The Compensation Committee Report can be found on page 19 of this Proxy Statement and additional information about the Committee's processes and procedures for the consideration and determination of executive compensation can be found in the Compensation Discussion and Analysis, also beginning on page 19 of this Proxy Statement.

The **Governance Committee** monitors our Board structure and operations. As part of its functions, the Governance Committee sets criteria for Board membership; searches for and screens candidates to fill Board vacancies; recommends appropriate candidates for election each year and, in this regard, evaluates individual Director performance; assesses overall Board performance; considers Board composition and size; recommends to the Board the compensation paid to non-management Directors and evaluates the Company's corporate governance processes. The Governance Committee also considers and makes recommendations to the Board regarding shareholder proposals for inclusion in the Company's annual Proxy Statement. In addition, under our majority voting standard for uncontested Director elections, if an incumbent Director fails to be re-elected, the Governance Committee is responsible for making a recommendation to the Board about whether to accept the resignation tendered by a Director. Members of the Governance Committee are Directors McKenna (Chairperson), Eckert, Hernandez, Jackson, Stone and White. All members of the Governance Committee are independent within the meaning of the listing standards of the NYSE. In 2009, the Governance Committee met five times.

The **Corporate Responsibility Committee** acts in an advisory capacity to the Company's management with respect to policies and strategies that affect the Company's role as a socially responsible organization, including issues pertaining to product safety, workplace safety, employee opportunities and training, diversity, the environment and sustainable supply chain initiatives. Members of the Committee are Directors Massey (Chairperson), Arnold, Penrose and Rogers. In 2009, the Corporate Responsibility Committee met four times.

The **Finance Committee** ensures that McDonald's significant financial policies and plans, such as its dividend policy and share repurchase program, are considered in appropriate detail in light of the Company's overall strategy and performance. The Finance Committee has principal oversight responsibility with respect to certain material financial matters, including the Company's treasury activities, as well as acquisitions and divestitures that are significant to the Company's business. The Finance Committee annually reviews the Company's worldwide insurance program, banking arrangements, and policies with respect to dividends and share repurchase. Members of the Finance Committee are Directors Jackson (Chairperson), Lenny, McMillan, Stone and White. All members of the Finance Committee are independent within the meaning of the listing standards of the NYSE. In 2009, the Finance Committee met three times.

The **Executive Committee** may exercise most Board powers during the periods between Board meetings. Members of the Committee are Directors Skinner (Chairperson), Eckert, Hernandez and McKenna. In 2009, the Executive Committee met three times.

DIRECTOR COMPENSATION

Under McDonald's Corporate Governance Principles, the Governance Committee recommends to the Board the form and amount of compensation for non-management Directors. Only non-management Directors are paid for their service on the Board. The compensation structure for the non-management Directors in 2009 was the same as in 2008, as described in the notes below. Effective January 1, 2010, the non-management Directors no longer receive a separate fee for attendance at Board and Committee meetings. The compensation structure for the non-management Directors for 2010 is as follows: (i) an annual cash retainer of $90,000; (ii) an annual retainer fee of $20,000 for each Director serving as Chairperson of the Audit, Compensation and Governance Committees and an annual retainer fee of $10,000 for each Director serving as Chairperson of other Board Committees; and (iii) an increase in value of common stock equivalent units granted annually to each Director serving for the entire calendar year, under the McDonald's Corporation Directors' Deferred Compensation Plan, from $90,000 to $130,000. (Directors serving for a portion of the year receive prorated amounts for all elements of compensation.)

The following table summarizes the compensation received by the non-management Directors in 2009:

Name (a)	Fees earned or paid in cash ($) (1, 2) (b)	Stock awards ($) (3, 4) (c)	All other compensation (5) (g)	Total (h)
Susan E. Arnold	$115,500	$90,000	$10,000	$215,500
Robert A. Eckert	143,000	90,000	10,000	243,000
Enrique Hernandez, Jr.	147,500	90,000	10,000	247,500
Jeanne P. Jackson	124,000	90,000	10,000	224,000
Richard H. Lenny	115,500	90,000	10,000	215,500
Walter E. Massey	130,000	90,000	10,000	230,000
Andrew J. McKenna (6)	135,500	844,651	10,000	990,151
Cary D. McMillan	120,000	90,000	10,000	220,000
Sheila A. Penrose	121,500	90,000	5,000	216,500
John W. Rogers, Jr.	117,000	90,000	10,000	217,000
Roger W. Stone	127,500	90,000	10,000	227,500
Miles D. White	79,522	65,836	10,000	155,358

(1) Non-management Directors who served throughout 2009 earned: an annual retainer of $90,000 (Director White received a prorated retainer of $65,522, as he was elected to the Board on April 9, 2009); a $2,000 fee for each Board meeting attended; a $1,500 fee for each Committee meeting attended; and a $2,000 fee for each executive session not held in conjunction with a Board meeting. In addition, in 2009, the Chairperson of each of the Audit, Compensation and Governance Committees (Directors Hernandez, Eckert and McKenna, respectively) received an annual retainer fee of $20,000 for service in these capacities. The Chairperson of each of the Corporate Responsibility and Finance Committees (Directors Massey and Jackson, respectively) received an annual retainer fee of $10,000 for service in these capacities. The Company reimburses non-management Directors for expenses incurred in connection with attending Board, Committee and shareholder meetings, as well as attending McDonald's business meetings at management's invitation.

On limited occasions, the Company may determine that it is appropriate for non-management Directors to be accompanied by their spouses in connection with these meetings and/or at other events related to their service on the Board. In these circumstances, the Company also reimburses the spouses' travel expenses. In addition, in accordance with our Corporate Governance Principles, the Company reimburses reasonable expenses related to continuing education for our Directors.

(2) Non-management Directors may elect to defer all or a portion of their retainer and/or fees in the form of common stock equivalent units under the Company's Directors' Deferred Compensation Plan. Such deferrals, as well as the annual grant of common stock equivalent units described in note 3 below, are credited to an account that is periodically adjusted to reflect the gains, losses and dividends associated with a notional investment in McDonald's common stock. The number of common stock equivalent units credited to a non-management Director's account is based on a per-share price equal to the closing price of McDonald's stock on the NYSE on the date the credit is made. Amounts credited to the non-management Directors' accounts are paid in cash, in a single lump sum after the non-management Director retires from the Board or dies or on the date(s) specified by the non-management Director in a deferral election. If the non-management Director has made a valid prior written election in accordance with the terms of the plan, all or a portion of the amount in the non-management Director's account may be paid in equal annual installments over a period of up to 15 years beginning after retirement from the Board.

(3) Represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (formerly SFAS 123R)(FASB ASC Topic 718), as reported in our financial statements of (i) common stock equivalent units granted under the Directors' Deferred Compensation Plan on December 31, 2009 to each non-management

Director who served on the Board during 2009; and (ii) in the case of Director McKenna, a special grant of 14,388 restricted stock units on June 9, 2009, awarded in recognition of Director McKenna's service as non-executive Chairman of the Board, as described in note 6 below.

(4) The aggregate number of outstanding stock awards held by each of the non-management Directors as of December 31, 2009 is set forth in the table below. Stock awards include common stock equivalent units under the Directors' Deferred Compensation Plan and, in the case of Director McKenna, both common stock equivalent units and restricted stock units:

Name	Aggregate number of outstanding stock awards as of December 31, 2009
Susan E. Arnold	5,551
Robert A. Eckert	27,819
Enrique Hernandez, Jr.	51,785
Jeanne P. Jackson	38,284
Richard H. Lenny	14,715
Walter E. Massey	22,024
Andrew J. McKenna	162,236
Cary D. McMillan	21,050
Sheila A. Penrose	8,934
John W. Rogers, Jr.	26,351
Roger W. Stone	86,381
Miles D. White	1,054

The aggregate number of outstanding stock options held by each of the non-management Directors as of December 31, 2009 is set forth in the table below. The Company has not granted any stock options to non-management Directors since May 20, 2004.

Name	Aggregate number of outstanding stock options as of December 31, 2009
Susan E. Arnold	–
Robert A. Eckert	15,000
Enrique Hernandez, Jr.	–
Jeanne P. Jackson	13,000
Richard H. Lenny	–
Walter E. Massey	–
Andrew J. McKenna	7,998
Cary D. McMillan	15,000
Sheila A. Penrose	–
John W. Rogers, Jr.	15,000
Roger W. Stone	21,000
Miles D. White	–

(5) Represents Company matching gifts of charitable contributions to tax-exempt organizations for non-management Directors who participated in this program. This program is generally available to the Company's employees and, for the non-management Directors, matches up to $10,000 of charitable contributions made to certain categories of tax-exempt organizations. The total cost of matching contributions made on behalf of non-management Directors was $115,000 during 2009.

(6) The amount reported in the "Stock Awards" column for Director McKenna represents the sum of (i) the $90,000 credit to his account under the Directors' Deferred Compensation Plan on December 31, 2009; and (ii) the aggregate grant date fair value of $754,651 computed in accordance with FASB ASC Topic 718 relating to the special award of 14,388 restricted stock units granted on June 9, 2009 in recognition of his service as non-executive Chairman of the Board. These restricted stock units will be paid out on the later of one year from the date of grant or Director McKenna's retirement date.

BOARD AND COMMITTEE EVALUATIONS

In accordance with our Corporate Governance Principles, the Governance Committee conducts an annual evaluation of the performance of the Board of Directors. Individual Directors are evaluated periodically, but no less often than each time they are slated for re-election. In addition, each of the Audit, Compensation and Governance Committees annually conducts self-evaluations and each of the Corporate Responsibility and Finance Committees conducts such evaluations at least every two years. Results of these evaluations are discussed at committee meetings and with the full Board.

CODE OF CONDUCT FOR THE BOARD OF DIRECTORS

Each year, Directors confirm that they have read the Code of Conduct for the Board of Directors and will comply with its standards.

DIRECTOR SELECTION PROCESS

The Company has a policy with regard to the consideration of Director candidates. Under the policy, the Governance Committee establishes criteria for Director nominees, screens candidates and recommends Director nominees who are ultimately approved by the full Board. The Governance Committee considers candidates suggested by its members, other Directors, senior management and shareholders in anticipation of upcoming elections and actual or expected Board vacancies. The Committee may, at the Company's expense, retain search firms, consultants and other advisors to identify, screen and/or evaluate candidates.

The Governance Committee reviews the size and structure of the Board and considers Director tenure, skills and experiences in determining the slate of nominees. All candidates, including those recommended by shareholders, are evaluated on the same basis in light of their credentials and the needs of the Board. The Governance Committee seeks Directors with records of achievement in their chosen fields and experience relevant to the Company's scope, strategy and operations. Director candidates also are expected to possess certain qualities, such as integrity, independence of mind, analytical skills, a commitment to serve the interests of shareholders, and a willingness to challenge management in a constructive and collegial environment, as well as an ability to exercise good judgment, and provide practical insights and diverse perspectives. In selecting candidates, the Governance Committee and the Board take diversity into account, seeking to ensure a representation of varied perspectives and experience, although the Company's nomination policy does not prescribe specific standards for diversity. Candidates also are evaluated in light of Board policies, such as those relating to Director independence and service on other boards, as well as considerations relating to the size and structure of the Board. As part of its consideration of Director succession, the Board and the Governance Committee monitor whether the Directors as a group meet the Company's criteria for the composition of the Board, including overall diversity of perspective and experience.

Candidates with appropriate qualifications are interviewed in person, typically by the Chairman, the Chief Executive Officer, a majority of the members of the Governance Committee and other available Directors. The Governance Committee also periodically evaluates all Directors in light of the above considerations and their contributions to the Board.

Shareholders who wish to suggest candidates for nomination by the Board or who wish to directly nominate Director candidates for election at the Company's 2011 Annual Shareholders' Meeting should follow the procedures described in the section on Consideration of Director Nominations for the 2011 Annual Shareholders' Meeting, which can be found on page 10 of this Proxy Statement.

DIRECTOR QUALIFICATIONS AND BIOGRAPHICAL INFORMATION

We believe that our Directors have the qualifications, skills and experience that are consistent with our policy for selection of Directors and that as a group, they function collegially, constructively and effectively together in overseeing McDonald's business.

The Company is the leading global quick service restaurant retailer, and franchises and operates McDonald's restaurants around the world. Each of our Directors holds, or has held, senior executive positions in large, complex organizations, many of which have significant international operations, as well as directorships at other U.S. public companies and senior-level roles in charitable, civic and other not-for-profit organizations. In these positions, all of our Directors have demonstrated their leadership, intellectual and analytical skills, gained deep experience in core management skills, such as strategy and business development, finance, risk assessment, and leadership development and succession planning, and have gained significant experience in corporate governance and oversight. These skills and experiences are relevant to the Company's current and evolving business strategies, as well as to the Board's oversight role, and enable our Directors to provide diverse perspectives about the complex issues facing a global restaurant organization like McDonald's.

Biographical information for our Directors is set forth below, including the specific qualifications, skills and experiences considered by the Governance Committee in recommending the Company's slate of Director nominees.



Susan E. Arnold. Ms. Arnold served in a special assignment reporting to the Chief Executive Officer with The Procter & Gamble Company, a manufacturer and marketer of consumer goods, from March 2009 through September 1, 2009. Prior to that time, Ms. Arnold was the President–Global Business Units of The Procter & Gamble Company from 2007 until March 2009 when she retired from that post. Ms. Arnold served as Vice Chair of P&G Beauty and Health since 2006 and Vice Chair of P&G Beauty since 2004. She is currently a director of The Walt Disney Company. Ms. Arnold, 56, joined McDonald's Board in 2008 and is a member of the class of 2011.

Ms. Arnold was a senior executive responsible for major consumer brands in a large, complex retailing and global brand management company. Her skills include knowledge of product development, strategy and business development, finance, marketing and consumer insights, and sustainability and other social responsibility matters.



Robert A. Eckert. Mr. Eckert is Chairman of the Board and Chief Executive Officer of Mattel, Inc., a designer, manufacturer and marketer of family products, a post he has held since May 2000. Mr. Eckert, 55, joined McDonald's Board in 2003 and is a member of the class of 2012.

Mr. Eckert is the chief executive officer of a large, complex global brand management company. His skills include knowledge of manufacturing, product development, marketing and consumer insights, finance, supply chain management and distribution, and strategy and business development for major consumer brands.



Enrique Hernandez, Jr. Mr. Hernandez has been President and Chief Executive Officer of Inter-Con Security Systems, Inc., a provider of high-end security and facility support services to government, utilities and industrial customers, since 1986. He joined McDonald's Board in 1996 and is a member of the class of 2012. Mr. Hernandez, 54, currently serves as the non-executive Chairman of the Board of Nordstrom, Inc., and as a director of Chevron Corporation and Wells Fargo & Company. In the last five years, Mr. Hernandez also served as a director of Tribune Company.

Mr. Hernandez is the chief executive officer of a global security company and has been a director of several large public companies in various industries. His skills include knowledge of strategy and business development, corporate governance, finance and accounting, and succession planning.



Jeanne P. Jackson. Ms. Jackson became President of Direct to Consumer for NIKE, Inc., a designer, marketer and distributor of athletic footwear, equipment and accessories, in March 2009. Between 2002 and 2009, she was the Chief Executive Officer of MSP Capital, a private investment company. Ms. Jackson, 58, joined McDonald's Board in 1999 and is a member of the class of 2012. In the last five years, she also served as a director of NIKE, Inc., Nordstrom, Inc., Williams-Sonoma, Inc. and Harrah's Entertainment, Inc.

Ms. Jackson has had experience as a senior executive in retailing and global brand management for several major consumer brands and has been a director of several large public companies, primarily involved in consumer goods and services. Her skills include knowledge of product development, strategy and business development, finance, and marketing and consumer insights.



Richard H. Lenny. Mr. Lenny was Chairman, President and Chief Executive Officer of The Hershey Company, a manufacturer, distributor and marketer of candy, snacks and candy-related grocery products, from January 2002 until his retirement in December 2007. He currently serves as a director of ConAgra Foods, Inc. and Discover Financial Services. In the last five years, he also served as a director of The Hershey Company and Sunoco Inc. Mr. Lenny, 58, joined McDonald's Board in 2005 and is a member of the class of 2011.

Mr. Lenny has experience as a chief executive officer for a global retail food company that is a major consumer brand. His skills include knowledge of strategy and business development, finance, marketing and consumer insights, supply chain management and distribution, sustainability and other social responsibility matters.



Walter E. Massey. *Nominee.* Dr. Massey retired as President of Morehouse College in June 2007, a post to which he was named in 1995. He serves as the non-executive Chairman of the Board of Bank of America Corporation, but is retiring from that board effective at the Bank of America Annual Meeting of Shareholders in April 2010 because he reached the mandatory retirement age. In the last five years, Dr. Massey, 72, also served as a director of BP p.l.c., Motorola, Inc. and Delta Airlines, Inc. Dr. Massey joined McDonald's Board in 1998 and is a nominee for the class of 2013.

Dr. Massey has experience as the chief executive officer of several large, complex academic organizations and as a director of multiple large public companies in various industries. His skills include knowledge of strategy, policy matters (including sustainability matters), leadership development and succession planning, risk assessment, finance, and shareholder and government relations.



Andrew J. McKenna. Mr. McKenna has been the non-executive Chairman of the Board since 2004 and is also the Chairman of Schwarz Supply Source, a printer, converter, producer and distributor of packaging and promotional materials. Mr. McKenna, 80, joined McDonald's Board in 1991 and is a member of the class of 2012. He is currently a director of Aon Corporation and Skyline Corporation. In the last five years, Mr. McKenna also served as a director of Click Commerce Inc.

Mr. McKenna has experience as the chief executive officer of a large, complex international supplier of paper-based goods. His skills include knowledge of strategy and business development, finance, corporate governance, risk assessment, and leadership development and succession planning. He also has experience as a director of multiple large public companies, charities and civic organizations.



Cary D. McMillan. Mr. McMillan has been Chief Executive Officer of True Partners Consulting LLC, a professional services firm providing tax and other financial services, since December 2005. From October 2001 to May 2004, he was the Chief Executive Officer of Sara Lee Branded Apparel, and Executive Vice President, from January 2000 to May 2004, of Sara Lee Corporation, a branded consumer packaged goods company. Mr. McMillan, 51, joined McDonald's Board in 2003 and is a member of the class of 2011. He currently serves as a director of American Eagle Outfitters, Inc. and Hewitt Associates, Inc.

Mr. McMillan has experience as a senior executive at a large, complex major consumer brand company, as chief executive of a professional services firm and he is also a certified public accountant. His skills include knowledge of strategy and business development, finance and accounting, international operations, product development, and supply chain management and distribution.



Sheila A. Penrose. Ms. Penrose is the non-executive Chairman of the Board of Jones Lang LaSalle Incorporated, a global real estate services and money management firm, since her election to that post in January 2005. She has served on Jones Lang LaSalle's Board since 2002. From October 2000 to December 2007, Ms. Penrose was the President of the Penrose Group, a provider of strategic advisory services on financial and organizational strategies; from January 2001 until December 2008 she also served as Executive Advisor to Boston Consulting Group. Ms. Penrose, 64, joined McDonald's Board in 2006 and is a member of the class of 2011. In the last five years, she also served as a director of eFunds.

Ms. Penrose has experience as a senior executive of a large, complex investment services and banking company and as a Chairman of a large, complex, global real estate company. Her skills include knowledge of strategy and business development, finance, risk assessment, and leadership development and succession planning.



John W. Rogers, Jr. *Nominee.* Mr. Rogers is the Chairman and Chief Executive Officer of Ariel Investments, LLC, a privately held institutional money management firm that he founded in 1983. Mr. Rogers, 52, joined McDonald's Board in 2003 and is a nominee for the class of 2013. Mr. Rogers currently serves as a director of Aon Corporation and Exelon Corporation, and as a trustee of Ariel Investment Trust. In the last five years, he also served as a director of Bally Total Fitness and Bank One Corporation (now known as J.P. Morgan Chase & Co.).

Mr. Rogers is the chief executive officer of an institutional money management firm. His skills include knowledge of finance, shareholder and investor relations, risk assessment, succession planning, and strategy and business development. He also has experience as a director of multiple public companies, charities and civic organizations.



James A. Skinner. Mr. Skinner is Vice Chairman and Chief Executive Officer, a post to which he was elected in November 2004, and also has served as a Director since that date. He served as Vice Chairman from January 2003 to November 2004. Mr. Skinner, 65, has been with the Company for 38 years and is a member of the class of 2011. He currently serves as a director of Illinois Tool Works Inc. and Walgreen Co.

Mr. Skinner provides a Company perspective in Board discussions about the business, relationships with key constituencies with the McDonald's System, competitive landscape and finance, senior leadership and strategic opportunities and challenges for the Company. Mr. Skinner also has experience serving as an independent director of two other public companies.



Roger W. Stone. *Nominee.* Mr. Stone has been and is the Chairman and Chief Executive Officer of KapStone Paper and Packaging Corporation, formerly Stone Arcade Acquisition Corporation, since April 2005. Mr. Stone, 75, was manager of Stone-Kaplan Investments, LLC from July 2004 to January 2007. He was Chairman and Chief Executive Officer of Box USA Group, Inc., a corrugated box manufacturer, from 2000 to 2004. Mr. Stone also has been the non-executive Chairman and director of Stone Tan China Acquisition Corp. since January 2007. Mr. Stone joined McDonald's Board in 1989 and is a nominee for the class of 2013.

Mr. Stone is the chief executive officer of a large, complex, international paper and packaging business. His skills include experience in the sourcing and sale of product packaging and related commodities, supply chain management and distribution, environmental sustainability, strategy and business development, finance and accounting and risk assessment.



Miles D. White. *Nominee.* Mr. White has been Chairman of the Board and Chief Executive Officer of Abbott Laboratories, a pharmaceuticals and biotechnology company, since 1999. Mr. White joined Abbott in 1984. Mr. White, 55, joined McDonald's Board in 2009 and is a nominee for the class of 2013. In the last five years, Mr. White served as a director of Motorola, Inc. and Tribune Company.

Mr. White is the chief executive officer of a large, complex pharmaceutical and biotechnology company. His skills include knowledge of cross-border operations, strategy and business development, risk assessment, finance, leadership development and succession planning, and corporate governance.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS AND NON-MANAGEMENT DIRECTORS

Interested persons wishing to communicate directly with the Board or the non-management Directors, individually or as a group, may do so by sending written communications addressed to them at McDonald's Corporation, P.O. Box 4953, Oak Brook, IL 60522-4953. Under the Board's policy for communications addressed to the Board, the Corporate Secretary collects mail from the Directors' post office box, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate Committee Chairperson, the Chairman or the full Board. Communications to the Board, the non-management Directors or to any individual Director that relate to the Company's accounting, internal accounting controls or auditing matters are referred to the Chairperson of the Audit Committee.

CONSIDERATION OF DIRECTOR NOMINATIONS FOR THE 2011 ANNUAL SHAREHOLDERS' MEETING

DIRECTOR CANDIDATES NOMINATED BY THE BOARD

Shareholders can suggest Director candidates for consideration for nomination by the Board by writing to the Governance Committee, c/o Gloria Santona, Corporate Secretary, McDonald's Corporation, One McDonald's Plaza, Oak Brook, IL 60523-1928. Shareholders should provide the candidate's name, biographical data, qualifications and the candidate's written consent to being named as a nominee in the Company's Proxy Statement and to serve as a Director, if elected.

DIRECTOR CANDIDATES NOMINATED BY A SHAREHOLDER

For Director nominations to be properly brought before the 2011 Annual Shareholders' Meeting by a shareholder, timely notice must be given by the shareholder to the Corporate Secretary. With respect to the 2011 Annual Shareholders' Meeting, notice will be timely if it is delivered to the Corporate Secretary at the above address on or after 5:00 p.m. Central Time on January 20, 2011 and on or before 5:00 p.m. Central Time on February 19, 2011. A shareholder presenting a nominee for Director must satisfy certain other requirements set forth in the Company's By-Laws, which are available on the Company's website at www.governance.mcdonalds.com.

QUALIFICATIONS FOR DIRECTORS

Article II, Section 6 of the Company's By-Laws provide that, in order to be eligible for election as a Director, a candidate must deliver to the Corporate Secretary statements indicating whether the candidate: (a) will deliver a resignation effective upon (i) failure to receive the required vote for election after a re-election and (ii) Board acceptance of such resignation; (b) is a party to any voting commitment that could limit the nominee's ability to carry

out his/her fiduciary duties; (c) intends to refrain from entering into certain voting commitments; (d) is a party to any arrangements for compensation, reimbursement or indemnification in connection with service as a Director, or intends to enter into any such arrangement; and (e) intends to comply with the Company's publicly disclosed policies and guidelines. The foregoing is a summary of the requirements of Article II, Section 6 of the Company's By-Laws and is qualified by reference to the actual provisions of Article II, Section 6.

In addition, a Director candidate nominated by a shareholder for election at the 2011 Annual Shareholders' Meeting will not be eligible for election unless the shareholder proposing the nominee has provided timely notice of the nomination in accordance with the deadlines specified under the section entitled "Director candidates nominated by a shareholder" and has otherwise complied with the other applicable requirements set forth in the By-Laws.

SHAREHOLDER PROPOSALS FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT

To be considered for inclusion in the Company's Proxy Statement for the 2011 Annual Shareholders' Meeting, shareholder proposals must be received by the Corporate Secretary no later than 5:00 pm Central Time on December 10, 2010. These proposals should be sent to Gloria Santona, Corporate Secretary, by fax at 1-630-623-0497 or by mail to Gloria Santona, Corporate Secretary, McDonald's Corporation, One McDonald's Plaza, Oak Brook, IL 60523-1928. This notice requirement is in addition to the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement.

OTHER SHAREHOLDER PROPOSALS FOR PRESENTATION AT THE 2011 ANNUAL SHAREHOLDERS' MEETING

For any proposal that is not submitted for inclusion in the Company's Proxy Statement for the 2011 Annual Shareholders' Meeting pursuant to the SEC's proxy rules, but is instead sought to be presented directly from the floor of the 2011 Annual Shareholders' Meeting, the Company's By-Laws require that timely notice must be given to the Corporate Secretary. To be timely, the notice must be delivered to the Corporate Secretary at the above address on or after 5:00 p.m. Central Time on January 20, 2011 and on or before 5:00 p.m. Central Time on February 19, 2011. The By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware corporation law.

PROPOSAL NO. 1.

ELECTION OF DIRECTORS

The Board is divided into three classes, each having three-year terms that expire in successive years.

Nominees

The nominees for Director are: Walter E. Massey, John W. Rogers, Jr., Roger W. Stone and Miles D. White.

All of the nominees are standing for election as Directors at the 2010 Annual Shareholders' Meeting to hold office for three-year terms expiring in 2013. Four directorships are currently subject to election.

Your shares will be voted according to your instructions. If you return your signed proxy card but do not provide voting instructions, your shares will be voted **FOR** the election of the four nominees named above. The Company's By-Laws provide that nominees for Director are elected by majority vote, which means that a nominee is elected only if the votes cast "for" his/her election exceed the votes cast "against" his/her election (with abstentions and broker non-votes having no effect on the outcome of the election), except that Directors will be elected by plurality vote if the Corporate Secretary receives notice of a shareholder nomination for Director election in accordance with the By-Laws and that nomination is not withdrawn within a specified time period set forth in the By-Laws. Shareholders are permitted to nominate candidates for Director election only if they provide timely notice of a nomination in accordance with the Company's By-Laws. Directors will be elected by majority vote at the 2010 Annual Shareholders' Meeting.

Each of the incumbent Directors who is nominated for re-election at the 2010 Annual Shareholders' Meeting tendered an irrevocable resignation for the 2010 Annual Shareholders' Meeting that will be effective (i) if the nominee is not re-elected by the required vote for election at the Annual Shareholders' Meeting; and (ii) if the Board accepts such resignation following the meeting. The Governance Committee will act on an expedited basis to determine whether or not to accept the nominee's resignation and will submit such recommendation for prompt consideration by the Board. The Governance Committee and the Board may consider any factors they deem appropriate and relevant in deciding whether or not to accept a nominee's resignation.

The Board of Directors expects all four nominees named above to be available for election. If any of them should become unavailable to serve as a Director for any reason prior to the Annual Shareholders' Meeting, the Board may substitute another person as a nominee. In that case, your shares will be voted for that other person.

Biographical information for the Directors continuing in office and for the four nominees can be found beginning on page 7 of this Proxy Statement.

The Board of Directors recommends that shareholders vote FOR all four nominees.

PROPOSAL NO. 2.

APPROVAL OF THE APPOINTMENT OF AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO SERVE AS INDEPENDENT AUDITORS FOR 2010

The Audit Committee is responsible for the appointment of the independent auditors engaged by the Company. The Audit Committee has appointed Ernst & Young LLP as independent auditors for 2010. The Board is asking shareholders to approve this appointment. Ernst & Young LLP audited the Company's financial statements and internal control over financial reporting for 2009. A representative of that firm will be present at the Annual Shareholders' Meeting and will have an opportunity to make a statement and answer questions.

See page 47 of this Proxy Statement for additional information regarding the independent auditors, including a description of the Audit Committee's Policy for Pre-Approval of Audit and Permitted Non-Audit Services and a summary of Auditor Fees and Services.

The Board of Directors recommends that shareholders vote FOR the appointment of Ernst & Young LLP, an independent registered public accounting firm, to serve as independent auditors for 2010.

PROPOSAL NO. 3.

SHAREHOLDER PROPOSAL RELATING TO SHAREHOLDER VOTE ON EXECUTIVE COMPENSATION

The Needmor Fund, Sisters of Notre Dame—Toledo Province, Neva R. Goodwin, Missionary Oblates of Mary Immaculate, United States Province, Catholic Health East, Benedictine Sisters of Mount St. Scholastica and the Benedictine Sisters of Boerne, Texas advised the Company that they intend to present the following shareholder proposal at the Annual Shareholders' Meeting. The lead proponent, The Needmor Fund, owns 1,300 shares of the Company's common stock. The addresses of the proponents are available upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

Shareholder proposal

RESOLVED—the shareholders of McDonald's Corporation recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Supporting statement

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance.

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

The Board's Recommendation

The Board of Directors has carefully considered the proposal and believes that it is not in the best interest of our shareholders. We recognize the importance of establishing and maintaining appropriate executive compensation practices, and appreciate

the importance that our shareholders place on these practices. We welcome the input of our shareholders on our executive compensation programs, as well as on all other aspects of corporate governance. For the following reasons, however, we believe that an advisory vote of the type called for by the proposal offers too little opportunity for informative shareholder input and would be of little value to either shareholders or the Board of Directors.

Our compensation program for executives already links pay to performance. As detailed in the Compensation Discussion and Analysis (CD&A) section of this Proxy Statement, we believe that our Company's existing and historical compensation practices establish a strong link between executive compensation and corporate performance. Many "say on pay" proposals arise from perceived or actual executive compensation practices that do not reflect the relative successes or failures of a company, which is not the case at McDonald's. In fact, the proponents of this proposal do not allege any poor executive pay practices with respect to our Company. We believe that the proposal seeks to fix a problem that does not exist at McDonald's.

The proposed advisory vote would not allow shareholders to express meaningful opinions or provide useful information to the Board of Directors or its Compensation Committee. The proposal calls for an advisory vote on the Compensation Committee's report and the executive compensation policies and practices set forth in the CD&A. The CD&A provides extensive, detailed information regarding each element of compensation paid to each of our named executive officers. A simple "for" or "against" advisory vote on this information would not allow shareholders to express their views in any meaningful way on the components or amounts of compensation identified in the CD&A. For this reason, the Board of Directors and the Compensation Committee would neither be able to determine the meaning of a negative vote nor discern any shareholder opinions that might be useful in setting future compensation. A vote against ratification, for example, could mean that shareholders (or some shareholders) do not approve of the amount of compensation paid to a particular executive officer, or believe that bonuses were too high (or too low), or prefer that executives receive more (or less) of their compensation in the form of equity awards as opposed to cash. The proposed advisory vote would leave our Directors to guess at the particular concerns of the shareholders and how to improve the compensation program.

The proposed advisory vote could be in conflict with federal legislation that is ultimately adopted. The matter of shareholder ratification of executive compensation is currently the subject of proposed federal legislation. If Congress enacts legislation requiring an advisory vote on executive compensation, the proposal may be superseded before it could be implemented. In addition, the elements of the proposed advisory vote could be inconsistent with the final federal legislation or the Company may have implemented the proposal in a way that is inconsistent with the final federal legislation. In any case, approval of the proposal at this time would be premature in light of the pending legislation on this issue.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

PROPOSAL NO. 4.

SHAREHOLDER PROPOSAL RELATING TO SIMPLE MAJORITY VOTE

John Chevedden advised the Company that he intends to present the following shareholder proposal at the Annual Shareholders' Meeting. The proponent owns 60 shares of the Company's common stock. The address of the proponent is available upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

Shareholder proposal

4–**Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law.

This includes 67% of shares to amend our charter in regard to Business Combinations and 80% of shares to amend the Directors or Stockholder Action sections. This also includes the 80%-vote required to remove a director for cause and the 67%-vote required to amend our bylaws.

Currently a 1%-minority can frustrate our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. Even a Goodyear (GT) management proposal for annual election of each director failed to pass although 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "High Concern" regarding takeover defenses and executive pay—$13 million for our CEO James Skinner. Our executive pay committee could use discretion to pay TIP awards when there was zero growth in operating income—not in the best interests of shareholders.

Five members of our board had long-tenures of 10 to 20 years, including Chairman Andrew McKenna (18-years)—independence concern. Mr. McKenna (age 79) also chaired our key nomination committee. In addition, three directors (not including CEO James Skinner) were active CEOs of publicly-traded companies—over-commitment concern. Moreover, all CEO-directors served on at least two boards—further over-commitment concern.

Our directors were also on the following boards rated "D" by The Corporate Library: Andrew McKenna, Skyline Corporation (SKY), Enrique Hernandez, Chevron (CVX) and Wells Fargo (WFC); John Rogers, Exelon (EXC); Miles White, Abbott Laboratories (ABT); Susan Arnold, Walt Disney (DIS) and Walter Massey, Bank of America (BAC).

We also had no shareholder right to vote on executive pay, elect each director annually, call a special shareholder meeting, act by written consent or cumulative voting. Shareholder proposals to address these topics have received majority or substantial votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote—Yes on 4.

The Board's recommendation

The Board of Directors has carefully considered the proposal and believes that the existing voting standards under the Company's Restated Certificate of Incorporation and By-Laws are appropriate and necessary. These voting standards, some of which exceed the simple majority standard advocated by the proponent, ensure that broad shareholder support exists when matters concerning the Company's corporate governance structure are acted on. The Company's supermajority voting standards relate to a small, but important number of corporate governance matters that require shareholder approval, including: (i) sale of the Company to, or merger of the Company with, a party that owns more than 2% of the Company's stock; (ii) removing Directors from the Board; (iii) amendments to certain provisions of our Restated Certificate of Incorporation that govern the size and structure of the Board and how shareholders may take action; and (iv) shareholder amendments to our By-Laws.

The existing voting standards were carefully selected on matters that relate to the fundamental elements of our corporate governance that affect the structure of the Company. They are intended to preserve and maximize the value of the Company for all of our shareholders by protecting against the self-interested actions of a few large shareholders, who may have an agenda opposed to the long-term value of the Company. These voting standards ensure that fundamental changes to our Company are only enacted when the shareholders have reached a broad consensus to take action. In addition, these voting standards apply only to a limited list of important topics. Virtually all other matters submitted to our shareholders for approval, including all matters being voted on by shareholders at this year's meeting, have a simple majority vote requirement. Taking apart carefully considered and thoughtfully drafted standards indiscriminately, as called for by the proponent, seems short-sighted and could have unforeseen negative consequences in the future.

The Board of Directors is committed to strong and prudent corporate governance practices, which are described in this Proxy Statement. We regularly review our practices in light of current circumstances and take action when it is advisable to do so. Our Board is also charged with oversight of one of the most recognized brands in the world. The delivery of a consistent

McDonald's experience to approximately 60 million customers every day requires the efforts of an independent and interdependent group of Company employees, franchisees and suppliers. At McDonald's we call this the "three-legged stool." The continued strength and confidence of all three legs of the stool form the foundation for McDonald's continuing success. Each of our governance practices contributes to the stability of the Company's leg of the stool and the effect of any changes must be carefully considered. We believe that the effectiveness of these practices is borne out by the Company's results. McDonald's has experienced 80 consecutive months of global comparable sales increases through December 2009; $16.6 billion has been returned to shareholders via dividends and share repurchases from 2007 through the end of 2009; and 34 consecutive years of dividend increases through 2009—an impressive record by any measure, but certainly in light of recent economic conditions around the world.

For all of these reasons, we believe that implementation of this proposal is not in the long-term best interests of our shareholders. It will not enhance corporate governance practices at the Company and could be harmful to shareholders in the future.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

PROPOSAL NO. 5.

SHAREHOLDER PROPOSAL RELATING TO THE USE OF CONTROLLED ATMOSPHERE STUNNING

People for the Ethical Treatment of Animals advised the Company that it intends to present the following shareholder proposal at the Annual Shareholders' Meeting. The proponent owns 79 shares of the Company's common stock. The address of the proponent is available upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

Shareholder proposal

RESOLVED, that to advance the company's financial interests and the welfare of chickens killed for its restaurants, shareholders encourage the board to require its suppliers to switch to controlled-atmosphere killing (CAK), a less cruel method of slaughter, within five years.

Supporting statement

McDonald's suppliers' current slaughter method is cruel and inefficient. Consider the following:

- All McDonald's chicken suppliers use electric immobilization in their slaughterhouses. This involves shackling live birds, shocking them with electrified water in a "stun" bath, cutting their throats, and removing their feathers in tanks of scalding-hot water.

- Birds often suffer broken bones, bruising, and hemorrhaging during the shackling process, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.

- Because the electric current in the "stun" bath is kept too low to effectively render birds unconscious, many have their throats cut while they are still able to feel pain.

- Birds are often scalded to death in defeathering tanks. When this happens, they often defecate, further decreasing yield and increasing the likelihood of contamination.

- Frenzied birds flap their wings, kick workers, and vomit and defecate on them, leading to increased worker injuries and illness and poor overall ergonomics.

CAK is better for the birds' welfare and more efficient. Consider the following benefits:

- With CAK, chickens are placed in chambers while they are still in their transport crates. Their oxygen is then replaced with nonpoisonous gasses, putting them "to sleep."

- Every published report on CAK and numerous meat-industry scientific advisors—including Drs. Temple Grandin, Mohan Raj, and Ian Duncan—have concluded that it is superior to electric immobilization with regard to animal welfare.

- Because there is no live shackling or live scalding, product quality and yield are greatly improved and contamination is drastically decreased.

- Because workers never handle live birds, ergonomics improve, injury and illness rates decrease, and the opportunities for workers to abuse live birds are eliminated. The turnover rate at a Nebraska poultry plant dropped by 75 percent after it installed a CAK system.

The following McDonald's competitors are moving toward CAK:

- Burger King, Popeye's, Wendy's, Hardee's, and Carl's Jr. give purchasing preference or consideration to chicken suppliers that use CAK.

- KFCs in Canada, Ruby Tuesday, Quiznos, Kroger, A&P, Harris Teeter, and Winn-Dixie are already sourcing chickens or turkeys killed by CAK.

In November 2009, McDonald's released a feasibility report regarding CAK; however, the report was narrowly focused on the point of stun and failed to assess the overall welfare benefits. In addition, McDonald's failed to work with animal scientists with a demonstrated interest in animal welfare for the report. If it had —along with taking into consideration the information on animal welfare noted above—the report would have shown that CAK is the most humane slaughter method available today.

We urge shareholders to support this socially and ethically responsible resolution.

The Board's recommendation

The Board of Directors has carefully considered the proposal and, for the reasons described below, believes that the proposal would not enhance the Company's existing policies and practices regarding the animal welfare of chickens and is not in the best interests of shareholders.

Our Company has long been a strong advocate of good animal welfare practices, including the handling and welfare of chickens prior to slaughter. Our global animal welfare standards require that animals be rendered insensible (so as not to experience pain) prior to and during the slaughter process. McDonald's has

long monitored and studied the scientific research related to the issue raised in the proposal, namely, controlled atmosphere stunning of chickens (CAS), which the proponent refers to as controlled atmosphere killing. CAS is a process whereby chickens are exposed to a gas or gases designed to render the chickens insensible prior to slaughter. The alternative, and more commercially-available method among chicken suppliers (especially in the United States), is low-voltage electrical stunning (LVES). Both methods are highly complex and based on scientific principles. On a global basis, we support our suppliers' use of both CAS and electrical stunning, while advocating continuous improvement in each system.

While the proponent presents CAS as a less cruel method than LVES, the reality is that there has not yet been consensus among animal welfare scientists that CAS is a better or more efficient form of rendering chickens insensible before slaughter. In response to a similar proposal from the proponent in 2005, the Corporate Responsibility Committee of the Board of Directors issued a report on this topic, which concluded (among other things) that while CAS has potential, it was premature to require its use given many unanswered questions of this emerging technology. In an effort to learn more about CAS, in 2008, McDonald's USA worked with two of its largest chicken suppliers to conduct studies to evaluate the feasibility and benefits of CAS versus LVES. These studies analyzed the advantages and disadvantages of CAS and LVES, taking into account the views of numerous animal scientists who have researched the issues. The results of these studies showed no significant animal welfare advantages for CAS over LVES. A report on these studies is located on our website at: *www.aboutmcdonalds.com/mcd/csr/about/sustainable_supply/2009_controlled_atmospheric.html*. Further, in response to a similar proposal from the proponent in 2009, the Corporate Responsibility Committee of the Board of Directors issued a second report on this topic, based on McDonald's USA work and meetings with management. The 2009 report can be located on our website at: *www.aboutmcdonalds.com/mcd/investors/corporate_governance.html*. (The reports referred to above are not part of this Proxy Statement.)

McDonald's position to support both methods is consistent with the views of numerous industry and scientific community members, including the American Humane Association, the National Chicken Council, and the American Association of Avian Pathologists, all of whom support both CAS and LVES as humane means of immobilizing birds.

Over the last several years, our Company has engaged in dialogue on multiple occasions with the proponent regarding a variety of animal welfare issues. Despite our efforts to move forward in a serious and constructive manner, the proponent has, in addition to filing this shareholder proposal and one on this topic in 2009, re-launched a campaign against McDonald's, which has included sending representatives of the proponent to public events at which our executives appear for the purpose of taking the stage to criticize our Company and our executives. While we remain open to serious dialogue with shareholders who have viewpoints different than ours, we do not believe that the proponent's current campaign is an appropriate method to learn from each other in a meaningful way, or that the proposal is in the best interest of our shareholders.

Our Company will continue to monitor research on both existing and emerging technologies and work with our suppliers to assess new and/or improved processes as they become available. We look to our suppliers, the poultry industry and the broader animal welfare scientific community to continue advancing improvements in both stunning methods. As is the case with all areas embraced by our Company's global supply chain sustainability framework, our Company will continue to make informed decisions based on the best science available, work with internal and external stakeholders to understand concerns and opportunities for improvement, and encourage our suppliers to promote continuous advances in technology and practices.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

PROPOSAL NO. 6.

SHAREHOLDER PROPOSAL RELATING TO THE USE OF CAGE-FREE EGGS

The Humane Society of the United States advised the Company that it intends to present the following shareholder proposal at the Annual Shareholders' Meeting. The proponent owns 101 shares of the Company's common stock. The address of the proponent is available upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

Shareholder proposal

RESOLVED, that, in keeping with McDonald's stated commitments to food safety, animal welfare and environmental issues, shareholders encourage the company to switch five percent of the eggs it purchases for its U.S. locations to "cage-free" eggs by January 2011.

Supporting statement

Burger King, Wendy's, Denny's, Quzinos, Carl's Jr., and Hardee's all use cage-free eggs in the U.S. In the U.K., 100% of McDonald's eggs are cage-free and McDonald's Australia is moving in this direction. In Europe, McDonald's has committed to exclusively use cage-free whole eggs. Keith Kenny, senior director of McDonald's European supply chain, called this "the right thing to do" and said that it is "the latest step in McDonald's evolution from being a fast food company to a company that serves good food, fast."

However, unlike its U.S. competitors and some of its foreign counterparts, McDonald's U.S. does not use any cage-free eggs. This is problematic for the following reasons:

1. McDonald's has stated its "commitment to ensuring animals are free from cruelty, abuse and neglect," which is contrary to its exclusive domestic use of eggs from hens confined in cages. McDonald's U.S. suppliers provide each hen just 72 square inches of cage space *(less than a letter-sized sheet of paper)* on which to spend nearly their whole lives; this is not even enough room for hens to spread their wings.

The prestigious Pew Commission on Industrial Farm Animal Production—an independent panel including former U.S. Agriculture Secretary Dan Glickman-concluded that battery cages should be phased out. The *Netherlands Journal of Agricultural Science* reported that on a zero-to-ten animal welfare scale, battery cages rank 0.0; typical U.S. cage-free production scored nearly 6.0.

2. McDonald's states that "[f]ood safety is [our] number one priority," but the *American Journal of Epidemiology* reported that eating eggs from caged hens results in 250% increased likelihood of contracting *Salmonella*. The Center for Food Safety, Consumer Federation of America and Center for Science in the Public Interest have all opposed battery cages and the Pew Commission recommendations were also based on food safety concerns.

3. McDonald's states that it has "a long-standing record of industry leadership in environmental conservation" but major environmental organizations—including Natural Resources Defense Council, the Sierra Club, the Union of Concerned Scientists and Greenpeace—have all opposed battery cage egg production.

4. McDonald's exclusive use of eggs from caged hens in the U.S. is inconsistent with emerging legislative trends; most notably, California and Michigan have outlawed the use of battery cages (with phase-out periods).

By using even five percent cage-free eggs, McDonald's U.S. can keep pace with its domestic competitors and foreign counterparts and better meet its own commitments to animal welfare, food safety and the environment. We therefore believe it is in shareholders' best interest to vote FOR this resolution, which would simply encourage the company to use some cage-free eggs in the U.S. by 2011.

The Board's recommendation

The Board of Directors has carefully considered the proposal and, for the reasons described below, believes that the proposal would not enhance our existing policies and practices regarding the welfare of egg laying hens and is not in the best interests of shareholders.

Our Company has long been an advocate of good animal welfare practices. In that regard, we have adopted and implemented global Animal Welfare Guiding Principles, which advocate and support practices that provide animals, including egg-laying hens, with an environment free from cruelty, abuse and neglect. Moreover, in 2000, McDonald's USA issued welfare guidelines for egg-laying hens, which continue to exceed industry standards. In recent years, we have continued to seek input from McDonald's USA's independent Animal Welfare Council, which includes animal welfare experts from Michigan State University, the University of California at Davis and Colorado State University. (This Council has advised us since the inception of our 2000 laying hen guidelines.)

As we have examined this issue over the years, we have determined that there is no agreement in the global scientific community about how to balance the advantages and disadvantages of laying hen housing systems. Cage-free systems, for instance, allow birds to exhibit more natural behaviors, but may pose more risk with regard to the spread of infectious diseases. Furthermore, there seems to be a significant gap in scientific knowledge related to a wide range of sustainability impacts of laying hen housing—environmental impact, food safety, worker safety, animal health and well-being, and food affordability.

Consequently, in May 2009, McDonald's USA announced its participation in a coalition (the Coalition) with leading animal welfare scientists, academics, non-governmental organizations, such as the American Humane Association and the American Veterinary Medical Association, food manufacturers, egg suppliers and other retail companies to study housing alternatives for egg-laying hens in the U.S. The study will look at the sustainability impacts of different laying hen housing options, including cage-free aviary housing, enriched housing (which includes nests and perches) and conventional caged housing systems (currently used by the vast majority of the contemporary U.S. food supply system).

The study is already underway and we are in the process of completing feasibility testing and infrastructure design. In 2011, McDonald's U.S. restaurants expect to be buying eggs produced by hens housed in each of the housing alternatives that are the subject of the study, including eggs produced by cage-free hens. When completed, the results of this research study should help guide our Company and others in making independent, informed purchasing decisions that are ethically grounded, scientifically verified, and economically viable.

The proponent would have shareholders believe that cage-free housing for egg-laying hens is the only appropriate housing alternative. As noted above, there are numerous options for housing hens, including standard caged housing, enriched housing and cage-free housing, each of which presents different advantages and disadvantages. Consistent with our Company's belief that all of these options can be acceptable when properly maintained and in accordance with McDonald's policies in this regard, eggs supplied to McDonald's restaurants around the world are sourced from suppliers that use varied housing alternatives. Therefore, instead of dictating a preference for housing, we will continue to engage with our suppliers, Animal Welfare Council and the Coalition to review the results of the study, as well as other research, practices and innovations in order to base our purchasing decisions on the best information available and encourage continuous improvement in all systems.

We note that this proposal is similar to the proposal received by McDonald's and voted on by shareholders last year. At the 2009 Annual Shareholders' Meeting, that proposal received the support of fewer than 5% of votes cast by our shareholders.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

STOCK OWNERSHIP GUIDELINES

The Company imposes minimum stock ownership guidelines for Directors and senior officers. These guidelines are available on the Company's website at *www.governance.mcdonalds.com*.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2009:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (3)
Capital World Investors (1) 333 South Hope Street Los Angeles, CA 90071	67,621,300	6.3%
BlackRock, Inc. (2) 40 East 52nd Street New York, NY 10022	62,664,639	5.82%

(1) Reflects shares deemed to be beneficially owned by Capital World Investors (CWI), a division of Capital Research and Management Company, an investment adviser, as of December 31, 2009, according to a statement on Schedule 13G filed with the SEC, which indicates that CWI has sole voting power with respect to 5,575,500 shares and sole dispositive power with respect to 67,621,300 shares. CWI holds shared voting power with respect to none of the shares. The Schedule 13G certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of McDonald's.

(2) Reflects shares deemed to be beneficially owned by BlackRock, Inc. (BlackRock), directly or through its subsidiaries, as of December 31, 2009, according to a statement on Schedule 13G filed with the SEC, which indicates that BlackRock, an investment adviser, has sole voting power and sole dispositive power with respect to all of the shares. The Schedule 13G certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of McDonald's.

(3) Based on the number of outstanding shares of common stock on December 31, 2009.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and the group as of March 1, 2010, except as noted below. Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than 1.0% of the Company's common stock:

Name	Common stock (1)(2)(3)(4)(5)	Stock equivalents (6)	Total
Susan E. Arnold	–	5,551	5,551
Peter J. Bensen	134,423	5,495	139,918
Robert A. Eckert	25,000	27,819	52,819
Timothy J. Fenton	143,088	19,102	162,190
Denis Hennequin	292,366	3,585	295,951
Enrique Hernandez, Jr.	11,108	51,785	62,893
Jeanne P. Jackson	15,250	38,284	53,534
Richard H. Lenny	2,000	14,715	16,715
Walter E. Massey	5,750	22,024	27,774
Andrew J. McKenna	51,193	81,626	132,819
Cary D. McMillan	19,366	21,050	40,416
Sheila A. Penrose	3,000	8,934	11,934
John W. Rogers, Jr.	92,600	26,351	118,951
James A. Skinner	1,645,328	37,906	1,683,234
Roger W. Stone	36,000	86,381	122,381
Miles D. White	5,000	1,054	6,054
Ralph Alvarez (7)	461,614	–	461,614
Directors and executive officers as a group (the Group)(25 persons)	4,358,930	513,036	4,871,966

(1) Beneficial ownership of shares that are owned by members of their immediate families directly or through trusts is disclaimed as follows: Directors McKenna, 640; and Rogers, 100.

(2) Includes unallocated shares held in the Company's Profit Sharing and Savings Plan as follows: Director Skinner, 10,730; Mr. Bensen, 50; and the Group, 28,964.

(3) Includes shares that could be purchased by exercise of stock options on or within 60 days after March 1, 2010 (for Mr. Alvarez, on or within 60 days after December 31, 2009; see note 7 below), under the Company's stock option plans as follows: Directors Eckert, 15,000; Jackson, 13,000; McKenna, 7,998; McMillan, 5,000; Rogers, 15,000; Skinner, 1,338,863; and Stone, 18,000; Messrs. Alvarez, 435,709; Bensen, 129,475; Fenton, 108,069; and Hennequin, 263,243; and the Group, 3,467,498. For Mr. Alvarez, the total also includes 16,198 shares that resulted from vesting of restricted stock units on February 14, 2010. For Mr. Hennequin, the total also includes 11,194 shares that resulted from the vesting of restricted stock units on March 12, 2010.

(4) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed in the prior table except as follows: (i) shared voting and investment powers for shares held by Directors Eckert, 10,000; Hernandez, 11,108; Jackson, 2,250; Lenny, 2,000; and Skinner, 34,346; and the Group, 96,762; (ii) for the benefit of children, shares held by Mr. Fenton, 2,472; and the Group, 2,549; (iii) for Messrs. Alvarez and Bensen, 9,707 shares and 3,138 shares, respectively, are held in trusts for which each of their respective spouses is grantor and trustee; and (iv) 18,000 shares held by a family foundation as to which Director Stone maintains voting and/or transfer rights.

(5) For Mr. Rogers, includes 77,500 shares of common stock held in a margin account.

(6) Includes common stock equivalent units credited under the Company's non-qualified retirement plans and the Directors' Deferred Compensation Plan, which are payable in cash. In addition, for Mr. Hennequin, includes shares credited to his Plan d'Épargne Entreprise account.

(7) All amounts reported for Mr. Alvarez are as of December 31, 2009, as a result of his retirement on that date as President and Chief Operating Officer.

COMPENSATION COMMITTEE REPORT

Dear Fellow Shareholders:

The Compensation Committee reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Respectfully submitted,

The Compensation Committee
Robert A. Eckert, Chairman
Susan E. Arnold
Richard H. Lenny
John W. Rogers, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

McDonald's executive compensation program supports our long-term business plan, the Plan to Win. The Plan to Win focuses on five key drivers of exceptional restaurant experiences—people, products, place, price and promotion—which in turn drive sales and profitability and support our growth strategy of being better, not just bigger. We are also committed to financial discipline through cost controls and prudent investment of our capital in opportunities that build shareholder value.

The key objectives of our executive compensation program are: to motivate our executives to increase profitability and shareholder returns; to pay compensation that varies based on performance; and to compete effectively for and retain managerial talent. In addition to paying a reasonable salary, we use a mix of different performance-based elements of compensation that reward different aspects of both Company and individual performance.

Our annual bonus plan (TIP) primarily rewards increases in operating income, and reflects individual performance against qualitative performance measures.

Our long-term cash incentive plan (CPUP) rewards a combination of long-term operating income growth, return on total assets and total return to shareholders (TSR), and operates on non-overlapping three-year cycles.

Stock options and restricted stock units (RSUs) link the amount of compensation our executives earn to the performance of McDonald's stock. RSUs for our executives also include a performance-based vesting condition that rewards growth in earnings per share (EPS).

Our incentive compensation plans combine awards based on Company stock (stock options and RSUs) with cash awards (TIP and CPUP) that reward our executives for successful achievement of our business objectives and for careful and

efficient deployment of Company resources. While the trading price of our stock is an important measure of the Company's performance and a key focus of shareholders, many factors affect the volatility and price of our stock in addition to our results and prospects. For that reason, while our compensation program links pay in part to stock performance, we also seek to align metrics under our incentive compensation opportunities with the fundamentals of our business.

The most important measure in this respect is operating income growth. We believe this is the best measure of whether management is effectively executing initiatives under the Plan to Win. These initiatives are primarily aimed at increasing comparable sales and guest counts by providing a great customer experience, consistent with our objective to grow by being better, not just bigger. Awards based on operating income growth ultimately reflect the relative success of key strategic initiatives for which management is accountable. In recent years, these have included the Company's program to reimage or rebuild restaurants, the introduction of a variety of new products, such as Snack Wraps and our new beverage line in the U.S., and extended restaurant operating hours. Awards based on operating income growth also reflect the effectiveness of our financial strategies, both in terms of capital allocation and cost controls, to achieve recurring strong margins and high levels of cash flow that permit us to reinvest in our restaurants and return substantial cash to shareholders.

In 2009, McDonald's performance for the year was strong, with TIP payouts above target levels, reflecting operating income growth in 2009 that exceeded our business plan. Highlights of our performance in 2009 include the following:

> 2009 was McDonald's sixth consecutive year of positive comparable sales growth in every geographic segment, with a global increase of 3.8% over 2008.

> 2009 operating income increased by 6% (10% in constant currencies) to $6.8 billion as compared to 2008.

> Net income per share was $4.11, an increase of 9% (13% in constant currencies).

> We returned $5.1 billion to our shareholders through share repurchases and dividends paid in 2009.

Our long-term performance was exceptional during the 2007-2009 CPUP cycle, which included both the robust economic conditions at the start of the cycle and the severe global recessionary environment that began in 2008 and continued through 2009. Operating income growth, return on total assets and TSR were all at or above the maximum targets established under the CPUP. Three-year EPS growth for purposes of RSUs that vested in 2009 was also above the target level, resulting in full payouts of the RSU awards. During 2008 and 2009, we gained market share in most of our major markets, although the informal eating out market was relatively flat in many of them and declining in others as consumer spending patterns reflected overall economic conditions. Highlights of our performance during the 2007-2009 performance cycle for CPUP include the following:

> Global comparable sales increased 6.8% in 2007, 6.9% in 2008 and 3.8% in 2009.

> Operating income growth increased 25% (19% in constant currencies) in 2007, 17% (14% in constant currencies) in 2008 and 6% (10% in constant currencies) in 2009. (For comparability purposes and to reflect trends in our recurring operations, such operating income growth results for 2007 and 2008 excludes the impact of the Latin America developmental licensing transaction.)

> We returned $16.6 billion to our shareholders through share repurchases and dividends paid under our $15 billion to $17 billion target for 2007 through 2009.

> Our three-year compound annual return to shareholders of 15.5% ranked number one among the 30 blue chip companies that comprise the Dow Jones Industrial Average and ranked in the 95th percentile of the S&P 500 Index.

(See the accompanying 2009 Annual Report for information about the impact of the Latin America developmental licensing transaction and the effect of foreign currency translation on our reported results.)

For compensation purposes, we make certain adjustments to both operating income and EPS as reported in our financial statements. Both measures are expressed in constant currencies (i.e., excluding the effects of foreign currency translation) to more accurately reflect underlying business trends, and certain income and/or expense items that are not indicative of ongoing results may be excluded. These adjustments are described on page 26 of this Proxy Statement. When we refer to operating income, ROTA (which includes an operating income component) and EPS in this CD&A and in the compensation tables and accompanying disclosure that follow, we are referring to the adjusted measures that we use for purposes of our compensation programs.

We believe that our executive compensation program operated effectively in 2009 and over the recently completed three-year performance cycles for CPUP and RSUs. More details about 2009 compensation for our named executive officers appear in the discussion below and the tables that follow.

KEY TERMS

We use the following terms in describing our compensation plans, measures of Company performance and other aspects of our executive compensation program.

COMPANY COMPENSATION PLANS

TIP. Target Incentive Plan. Our annual cash incentive plan.

CPUP. Cash Performance Unit Plan. Our three-year cash incentive plan.

RSUs. Restricted stock units. An RSU provides the right to receive a share of McDonald's stock (or, at the Company's discretion, the equivalent cash value) upon vesting of the award. RSUs granted to executives generally have both service and performance-based vesting requirements.

QUANTITATIVE MEASURES OF COMPANY PERFORMANCE

Financial measures. The financial measures listed below (operating income, ROTA and EPS) are based on the corresponding measures reported in our financial statements and are adjusted for purposes of our compensation program. For more information about adjustments in measuring performance, see page 26 of this Proxy Statement.

Operating income. Profit attributed to the operations of all aspects of our business.

ROTA. Return on total assets (operating income divided by average assets).

EPS. Earnings per share (net income divided by diluted weighted-average shares). Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of share-based compensation.

TSR. Total shareholder return. The total return on our shares over a specified period, expressed as a percentage (calculated based on the change in our stock price over the relevant measurement period and assuming reinvestment of cash dividends).

GROUPS OF COMPANY EMPLOYEES

Staff. Company employees, including home office, divisional office and regional office employees.

Senior management. Employees at the level of senior vice president and above; about 50 employees.

Executives. The 11 most senior executives of the Company.

Named executive officers. The following five executives' compensation is described in this Proxy Statement, pursuant to SEC requirements.

> James A. Skinner, *Vice Chairman and Chief Executive Officer or CEO*

> Peter J. Bensen, *Chief Financial Officer or CFO*

> Timothy J. Fenton, *President of McDonald's Asia/Pacific, Middle East and Africa, or APMEA (based in Asia)*

> Denis Hennequin, *President of McDonald's Europe (based in Europe)*

> Ralph Alvarez, *former President and Chief Operating Officer or President/COO*

Mr. Alvarez retired from the Company effective December 31, 2009.

OTHER

Total direct compensation. Base salary, TIP, CPUP, stock options and RSUs. Total direct compensation does not include potential severance payments, retirement plans, perquisites or other fringe benefits.

Total direct compensation opportunity for 2009. The targeted value of compensation that the named executive officers had an opportunity to earn in 2009.

Committee. The Compensation Committee of the Company's Board of Directors.

AOWs. The Company's geographic business units, namely the U.S., Europe and APMEA.

McDONALD'S EXECUTIVE COMPENSATION PROGRAM

OUR KEY OBJECTIVES

Our executive compensation program aims to achieve the following key objectives:

> *Profitable growth and increasing shareholder returns*. We reward our executives for supporting the Plan to Win by focusing on profitable growth, total shareholder return and financial discipline.

> *Differentiation of compensation based on performance*. We reward executives well for above-target performance, subject to applicable caps on maximum awards, and we hold them accountable for poor performance. (For example, annual cash incentives under our TIP can range from no payout if there is no growth in operating income to a maximum of 250% of the target award if both Company and individual performance are outstanding; similarly, long-term cash incentives under our CPUP can range from no payout if threshold performance levels are not met to a maximum of 230% of the target award.) This provides strong incentives for executives to execute the Plan to Win effectively.

> *Effective competition for and retention of managerial talent*. We need excellent managerial talent to design and execute the Company's strategies. Our executive compensation program is designed to attract and retain managerial talent in a highly competitive global market, while reflecting our specific circumstances and culture. Our compensation decisions take into account levels of compensation at companies in our peer group and other market data.

RISK AND EXECUTIVE COMPENSATION

Taking carefully considered risks is an integral part of any business strategy, and our compensation program is not intended to eliminate management decisions that involve risk. Rather, the combination of various elements in our program is designed to mitigate the potential to reward risk-taking that may produce short-term results that appear in isolation to be favorable, but that may undermine the successful execution of our long-term business strategy and destroy shareholder value. Together with the Company's processes for strategic planning, its internal control over financial reporting and other financial and compliance policies and practices, the design of our compensation program helps to mitigate the potential for management actions that involve an unreasonable level of risk. The Committee considers the nature, extent and acceptability of risks that our compensation program may encourage our employees (including executives) to take when it considers changes to compensation plan design or to compensation mix, and when evaluating and approving performance targets. Staff employees are eligible to participate in our equity compensation programs and TIP and senior management also participates in CPUP. The Company does not maintain any

material compensation plans in addition to those described in this CD&A. In considering the risks to the Company and its business that may be implied by our compensation plans and programs, the Committee focuses primarily on senior management, but also considers the operation of the plans and programs at all levels of the Company.

Specifically, our compensation program is designed to balance the following elements:

> elements that reward different aspects of short-term and long-term performance;

> incentive compensation that rewards performance based on a variety of different measures;

> awards that are paid based on results averaged out over several years;

> awards paid in cash and awards paid in shares, to encourage alignment with shareholders; and

> fixed and variable components, so that executives have both sufficient remuneration to support their day-to-day financial commitments and opportunities to earn more by successfully executing our business strategy.

In addition, the program incorporates controls such as caps on potential payouts under our TIP and CPUP and on the maximum number of shares that may be earned under RSU awards (to protect against the particular aspects of performance rewarded by those programs being disproportionately rewarded) and share ownership guidelines (to ensure that our executives' personal wealth is tied to Company performance in the long term).

OUR PEER GROUP

Consistent with our goal of providing competitive compensation, we compare our executives' compensation to executive compensation at a peer group of companies. The Committee reviews the peer group annually to ensure that the companies in the group are appropriate. The companies in the peer group are companies with which we compete for talent, including our direct competitors, major retailers, producers of consumer branded goods and companies with a significant global presence. A list of the 26 companies in our peer group and changes we made to this group in 2009 appear on page 27 of this Proxy Statement.

INTERNAL PAY EQUITY

Overall compensation opportunities reflect our executives' positions and responsibilities and are generally similar for executives who have comparable levels of responsibility (although actual payouts may differ depending on relative performance). Our CEO, Mr. Skinner, has the ultimate responsibility for the strategic direction of the Company and a more visible role than other executives, and therefore is the most highly paid. Mr. Skinner's compensation also reflects the importance of his leadership to the successful design and execution of our business strategy and his tenure as CEO.

ELEMENTS OF McDONALD'S EXECUTIVE COMPENSATION

Our overall executive compensation program in 2009, as in the past few years, comprised a mix of elements that we believe continue to be effective in motivating executives. Our long-term cash incentive plan, or CPUP, is a significant factor in the compensation realized by executives in 2009 because the end of 2009 marked the completion of the performance cycle for the 2007-2009 CPUP, and our executives earned CPUP payouts based on performance over the last three years.

Our executive compensation program consists of the following elements:

- Base salary
- Long-term cash incentive (CPUP)
- Annual cash incentive (TIP)
- Stock options
- RSUs
- Retirement plans, post-employment and change in control arrangements
- Perquisites and other fringe benefits

ALLOCATION OF TOTAL DIRECT COMPENSATION AMONG THE ELEMENTS

When considering compensation awards, the Committee takes into account an executive's total compensation opportunity at the time the award is made and how the award will fit into the overall compensation mix.

Approximately 81% of the named executive officers' total direct compensation opportunity for 2009 was allocated to variable compensation that is at-risk based on performance, including short-term and long-term incentive compensation.

Long-term incentive compensation is allocated approximately two thirds to equity-based compensation (stock options and RSUs) and one third to long-term cash incentive compensation (CPUP). 70% of the equity-based compensation is granted in the form of stock options, and 30% in the form of RSUs. Occasionally, we grant special equity awards to individual executives, in which case allocations may vary.

The following charts illustrate the allocation of total direct compensation opportunity for 2009 between fixed and variable elements, as well as between short- and long-term elements. Because they illustrate compensation opportunity for 2009, the charts reflect target TIP, an annualized portion of target CPUP, and the target value of RSUs granted in 2009. Actual TIP and CPUP payouts were above target, reflecting our results. Executives have the opportunity to earn the full number of RSUs covered by their awards only if applicable performance targets and service requirements are met.



Compensation allocation between fixed and variable elements

James A. Skinner — 46%, 12%, 42%
All other NEOs — 47%, 19%, 34%

- Fixed
- Options
- Performance-based



Compensation allocation between short- and long-term elements

James A. Skinner — 70%, 30%
All other NEOs — 62%, 38%

- Short-term
- Long-term

PERFORMANCE-BASED COMPENSATION

TIP, CPUP, stock options and RSUs reward different aspects of Company performance. The table below presents the quantitative measures of Company performance that we use, the reasons why we selected them, and the incentive compensation plan(s) in which each measure is used. Performance-based targets are approved by the Committee.

Performance measure	Why the measure was selected	TIP	CPUP	Stock options	RSUs
Growth in operating income	TIP awards are determined primarily based on annual growth in operating income to promote the objectives of our Plan to Win, which focus on revenue growth, recurring strong margins and a high level of cash flow. Similarly, CPUP uses sustained operating income growth as a significant measure in determining the payout.	X	X		
ROTA	ROTA targets are designed to measure the overall health of our business as reflected in returns on our overall asset base. ROTA measures the success of strategic decisions, such as reinvestment in existing restaurants and in new restaurant development and divestitures of underperforming assets.		X		
EPS	Compound annual growth in EPS is an important indicator of the effectiveness of strategic growth.				X
Share price	Tying awards to the price of our stock directly aligns the incentives for our executives with our shareholders' interest in increasing the value of their investment.			X	X
TSR	The TSR multiplier ties payouts to the overall return (including dividends) an investor would have received from investment in our stock over the CPUP period as compared to the S&P 500 Index. The multiplier rewards above-market performance and holds senior management accountable for below-market performance.		X		

QUALITATIVE PERFORMANCE FACTORS

Determinations of base salary, TIP payouts and annual equity compensation grants all take into account qualitative aspects of individual performance, as well as potential for future performance. A multiplier based on the assessment of individual performance is used in calculating final TIP awards and has significant potential to affect the amount of such awards, as described on page 24 of this Proxy Statement. For example, in 2009, our CEO's performance (for TIP and other purposes) was rated exceptional based on several key priorities, as described in further detail on page 24 of this Proxy Statement.

DETAILED INFORMATION ABOUT ELEMENTS OF COMPENSATION

- **Annual base salary**

We review base salary annually. In setting base salary levels, we take into account competitive considerations (including local market conditions), individual performance, tenure in position, internal pay equity, and the effect of salary expenses on our general and administrative expenses. In 2009, the Company targeted the 50th percentile of salaries paid to executives in comparable positions at companies in our peer group.

In 2009, base salary was increased for each of the named executive officers, based primarily on exceptional performance and our annual salary budget (which was determined based in part on market compensation data). Increases were as follows:

Named executive officer	Salary increase	New salary
James A. Skinner	3.7%	$1,400,000
Peter J. Bensen	33.0	600,000
Timothy J. Fenton	3.0	566,500
Denis Hennequin	3.0	674,904
Ralph Alvarez	2.6	1,000,000

The base salary increase for Mr. Bensen in 2009 reflects the cumulative effect of (i) an increase from $450,000 to $550,000 at the same time that the other named executive officers received salary increases, effective March 1, 2009, and (ii) a further increase from $550,000 to $600,000, effective August 1, 2009. The significant salary increase for Mr. Bensen reflects his relatively new responsibilities as Chief Financial Officer and brings his base salary closer to market base salary rates for his position.

- **CPUP**

The 2009 Summary Compensation Table reflects payouts to the named executive officers under our cash long-term incentive plan, or CPUP, for the three-year performance period from January 1, 2007 to December 31, 2009. The CPUP operates on non-overlapping three-year cycles with a payout following completion of each cycle. The CPUP focuses on performance measures other

than stock price that are important to our long-term success; the payout formula is also subject to adjustment based on TSR. The performance measures under the 2007-2009 CPUP were (i) compound growth in operating income over the three-year period (weighted 75%) and (ii) average ROTA for the three-year period (weighted 25%). The final payout was adjusted by the TSR multiplier. Final CPUP payouts were determined as shown below:


CPUP target amount ($)
Payout factor determined based on compound operating income growth (weighted 75%) and ROTA (weighted 25%)
Payout factor adjusted by cumulative total shareholder return multiplier
Final CPUP payout ($)

McDonald's results for the period covered by the 2007-2009 CPUP substantially exceeded target performance. The target level of compound annual operating income growth for the 2007-2009 CPUP was 7.7%. The Company achieved compound annual operating income growth of 12.9%. Target average ROTA for the 2007-2009 CPUP was 20.0%. The Company achieved average ROTA of 23.1%. The Company's TSR was in the 95th percentile of the S&P 500 Index during the 2007-2009 performance period. Accordingly, the impact of the total shareholder return multiplier on the CPUP payout factor was a positive 15%. Final CPUP pay-outs were a maximum 230% of the target awards, reflecting our superior performance over the three-year period.

The Committee approved new CPUP awards in February 2010 for the performance period January 1, 2010 to December 31, 2012, based on substantially the same performance metrics as the 2007-2009 CPUP. Participants will not receive any payout under the new CPUP until after the end of the performance period on December 31, 2012.

▪ TIP

Our TIP is designed to reward growth in operating income, which measures the success of the most important elements of our business strategy, as well as individual performance as measured against qualitative performance goals.

Operating income is measured on a consolidated (referred to as "Corporate") basis or an AOW basis, or a combination of the two, depending on the participant's responsibilities. If there is no growth in operating income, the TIP formula results in no payouts. Although the Committee has the authority to exercise discretion in special circumstances to pay out TIP awards when there is no growth in operating income, we expect this discretion would rarely be exercised. In addition to operating income, final TIP payouts take into account pre-established "modifiers" reflecting other measures of Corporate and/or AOW performance (for 2009, increases in comparable-restaurant guest counts; customer service improvements; control of growth in Corporate general and administrative expenses; informal eating out market share growth and improvements in employee commitment). The final TIP pay-out is adjusted based on the application of an individual performance factor (up to 150% in 2009), which acts as a multiplier and can have a significant effect, whether positive or negative, in determining the final payout amount. Depending on the particular elements of individual performance taken into account in determining the individual performance factor, this factor may reflect the Company's performance and/or other individual performance objectives.

Target awards for our executives for 2009 were set at approximately the 60th percentile of target awards granted to individuals in comparable positions at companies in our peer group.

In 2009, operating income growth exceeded the targets under the TIP for each AOW.

The financial targets and results under the 2009 TIP are shown in the following table (dollars in millions):

	Target 2009 operating income	*2009 operating income*	*Target 2009 operating income growth over 2008*	*2009 operating income growth over 2008*
Corporate	$6,950.3	$7,057.8	7.8%	9.4%
Europe	2,775.8	2,826.8	6.2	8.1
APMEA	967.4	1,016.3	18.2	24.1

In addition, (as reflected in the table on page 34 of this Proxy Statement), the named executive officers' individual performance factors were above 100%, except in the case of Mr. Alvarez, whose individual performance factor was set at 100% in connection with his retirement. The named executive officers' individual performance factors were determined based on key priorities established at the beginning of the year. For example, for 2009 as in past years, the key priorities for our CEO, Mr. Skinner, included the following:

> *Long-term sustainable growth*—includes performance that supports sustainable total shareholder returns; operational excellence; financial discipline; and leadership of the Company with respect to key sources of future growth and enterprise risk management.

> *Talent management and leadership development*—includes a robust succession planning process, which focuses on ensuring that McDonald's has the right leadership talent to drive success today and tomorrow.

> *Balanced, active lifestyles initiatives*—includes offering choice, education and support for physical activity and key children's well-being issues.

Taking into account these various factors as well as his executive leadership and engagement with the Board, Mr. Skinner's individual performance was rated exceptional overall, resulting in his individual performance factor of 121% under the 2009 TIP.

Consistent with our 2009 results, our executives' TIP awards were above target. The target awards and final TIP payouts for the named executive officers are shown in the following table:

Named executive officer	Target TIP award	TIP final payout	TIP final payment as percentage of target
James A. Skinner	$2,100,000	$3,250,000	154.8%
Peter J. Bensen	600,000	956,000	159.3
Timothy J. Fenton	424,875	834,000	196.3
Denis Hennequin	506,178	868,550	171.6
Ralph Alvarez	1,250,000	1,593,001	127.4

Additional detail about the named executive officers' 2009 TIP awards begins on page 33 of this Proxy Statement.

■ **Stock options**

Stock options have an exercise price equal to the closing price of our common stock on the grant date and typically have a term of ten years and vest ratably over four years. The Company's policies and practices regarding stock option grants, including the timing of grants and the determination of the exercise price, are described on page 28 of this Proxy Statement. Beginning with awards in 2010, the Committee approved a change in the termination rules that apply to stock options and RSUs granted to executives. The awards no longer provide for the accelerated exercisability of stock options and/or payout of RSUs upon termination of employment. Instead, the stock options will become exercisable on the originally scheduled date and the RSUs will be settled on the original settlement date. If the executive violates a restrictive covenant in place following termination, the Company will be able to cancel any outstanding awards. These new terms are intended to align the interests of departing executives with the Company's interests for a longer period of time.

■ **RSUs**

The RSUs granted to executives in 2009 are scheduled to cliff vest at the end of a three-year service period, subject to the Company's achievement of increased EPS over that period. The target performance level for the RSUs is 6% compounded annual growth in EPS over baseline 2008 EPS of $3.67. If target performance is achieved, the full number of RSUs covered by the award will be eligible to vest. Achievement of above target performance does not increase the number of RSUs earned.

In 2006, the named executive officers were granted RSUs that vested based on the achievement of EPS growth for the three-year performance ending in 2009 (including the special 2006 grant of RSUs to Mr. Alvarez, a portion of which vested in connection with his retirement and will be settled in 2011, discussed on page 38 of this Proxy Statement). The Company's compound annual EPS growth for this performance period exceeded the target.

■ **Retirement savings plans**

McDonald's does not maintain any defined benefit plans for our executives. The executives participate in our broad-based tax-efficient retirement savings plans.

■ **Severance and change in control arrangements**

> *Severance plan*

Messrs. Bensen and Fenton are eligible under covered circumstances to receive severance payments and other benefits under our severance plan, a broad-based plan that provides severance benefits to certain U.S. employees based on their years of service and level in the Company. The severance plan is described on page 41 of this Proxy Statement. Benefits under the severance plan are not available to Mr. Skinner because he participates in the Executive Retention Replacement Plan, described below. Mr. Hennequin is not eligible for benefits under the severance plan because he is not a U.S. employee, but is eligible for severance benefits under the collective bargaining agreement that applies to our employees in France. Mr. Alvarez was eligible for benefits under the severance plan prior to his retirement.

> *Change in control employment agreements*

The Company has entered into change in control employment agreements with some of its senior management, including all of the executives other than Mr. Hennequin. The change in control employment agreement with Mr. Alvarez ceased to be effective upon his retirement. The agreements are intended to avoid a situation in which the career and financial interests of our senior management may be contrary to the interests of our shareholders, which could arise in the event of a potential takeover of McDonald's. The Committee periodically considers the change in control agreements in light of evolving market practices, and did so in 2009 with the input of its independent compensation consultant, Frederic W. Cook & Co., Inc. Benefits under the change in control employment agreements are described under "Potential Payments Upon Termination of Employment or Change-in-Control" beginning on page 38 of this Proxy Statement.

> *Executive Retention Replacement Plan*

Mr. Skinner participates in the Executive Retention Replacement Plan or ERRP. Since Mr. Skinner fulfilled the retention period and satisfies the retirement age requirement under the ERRP, he is entitled to retire at any time and receive certain cash benefits, as well as the vesting of all of his outstanding equity awards. Stock options would become exercisable and RSUs would be paid out on the originally scheduled dates, based on the Company's achievement of the applicable performance goals in the case of RSUs. In addition, Mr. Skinner would receive substantially similar economic benefits if the Company terminates his employment for any reason other than death, disability or "cause." Mr. Skinner's receipt of benefits under the ERRP is subject to the execution of an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisparagement covenant, a nondisclosure covenant and a release of claims. No other named executive officer participates in the ERRP. In 2003, the Committee determined to cease offering these benefits to any additional employees.

Perquisites and other fringe benefits

McDonald's provides limited categories of perquisites to executives. These perquisites include Company-provided cars, financial planning, annual physical examinations (which are also available for the executives' spouses), matching charitable donations and, generally in the case of the CEO only, personal use of the Company's aircraft. When the CEO uses the Company's aircraft for personal use he is required to reimburse to the Company the maximum amount permitted under applicable aviation regulations. On certain occasions, at the discretion of the CEO, executives may be accompanied by their spouses when traveling to business events on the Company's aircraft. The CEO also has the discretion to permit other executives to use the aircraft for personal reasons in certain circumstances. Executives must reimburse McDonald's for personal use of Company-owned cars according to pre-established payment schedules.

Other benefits reflected in the Summary Compensation Table include, in the case of named executive officers based overseas, certain housing, travel, tax equalization and other expenses that are paid by the Company and that can be a significant component of an executive's total compensation package.

Executives also participate in all of the broad-based benefit and welfare plans available to McDonald's employees in general.

CONSIDERATION OF RETIREMENT SAVINGS IN SETTING COMPENSATION

The Committee annually reviews wealth accumulated by our executives under our retirement savings plans (which is comprised mostly of the executives' contributions under the plans) and equity compensation plans. However, it is not our practice to take this information in account when determining how much compensation to award our executives or how to allocate their compensation among the elements of our program. We believe that it would be inconsistent with the purpose of our executive compensation program, which is to motivate and reward ongoing performance, to make decisions about current awards taking into account the executives' accumulated savings and investment returns, whether or not under Company plans.

CERTAIN ADJUSTMENTS IN MEASURING PERFORMANCE

As noted above, operating income and EPS are expressed in constant currencies (i.e., excluding the effects of foreign currency translation) to more accurately reflect underlying business trends.

In determining adjusted financial measures for compensation purposes, certain income, expense and/or balance sheet items that are not indicative of ongoing results may be excluded at the discretion of the Committee. In the case of operating income, exclusions are subject to pre-established guidelines approved by the Committee. Items that may be excluded include: "strategic" items (charges or credits related to the high-level strategic direction of the Company, such as restructurings, acquisitions and divestitures); "regulatory" items (charges or credits due to changes in tax or accounting rules); and "external" items (charges or credits due to external events such as natural disasters). Similar principles apply to exclusions from EPS.

Significant items excluded from base operating income for CPUP (2006 operating income) include:

> Losses on the Company's transfer of ownership interests in certain markets to developmental licensees;

> Strategic closing of certain restaurants in the UK;

> Costs to buy out certain litigating franchisees in Brazil;

> Strategic asset write-offs and other charges in APMEA; and

> A loss related to the decision to dispose of certain supply chain operations in Russia.

The only significant item excluded in calculating adjusted operating income for 2009 TIP and CPUP payouts was income recorded in impairment and other charges (credits), net, related primarily to the resolution of certain liabilities retained in connection with the Latin America developmental licensing transaction.

The only significant item excluded from base EPS (2008 EPS) for the RSUs granted to the executives in 2009 was the gain on the sale of the Company's minority interest in Pret A Manger.

Significant items excluded from base EPS (2005 EPS) for RSUs that were granted in 2006 and vested in 2009 include:

> Tax benefit primarily due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns; and

> Incremental tax expense related to the Company's decision to repatriate foreign earnings under the Homeland Investment Act.

The only significant item excluded from EPS measured over the 2006-2008 performance period for RSUs that were granted in 2006 and vested in 2009 was the gain on the sale of the Company's minority interest in Pret A Manger.

THE PROCESS FOR SETTING COMPENSATION

The Committee is responsible for reviewing and approving senior management's compensation. The Chairmen of the Governance and Compensation Committees lead the Board's independent Directors in the evaluation of the CEO's performance. Based upon the results of this performance evaluation, the Committee determines the CEO's compensation.

THE ROLE OF MANAGEMENT

Management recommends compensation packages for executives other than the CEO for consideration and approval by the Committee. The CEO recommends compensation packages for the named executive officers who report directly to him: Mr. Bensen and (prior to his retirement) Mr. Alvarez. The President/ COO does the same for the named executive officers who report directly to him: Messrs. Fenton and Hennequin. The head of human resources also provides input on compensation packages for each of the named executive officers. In 2009, prior to each Committee meeting, the CEO and the CFO provided input on the materials prepared by management and presented to the Committee (except with respect to their own compensation).

THE ROLE OF COMPENSATION CONSULTANTS

Frederic W. Cook & Co., Inc. is the Committee's independent compensation consultant. In 2009, the Cook firm provided analysis and advice on the compensation of the CEO, the CFO and the President/COO. The Cook firm also performed a look-back review of pay and performance compared to our peers and assisted the Committee in its review of change in control employment agreements and stock ownership requirements for senior management. Further, the Cook firm reviewed our CD&A included in our 2009 proxy statement.

The Committee has adopted a policy regarding its independent compensation consultant, under which the Committee has the sole authority to select, retain and dismiss the consultant and approve the terms of the consultant's retention. Management may not engage the consultant without the prior approval of the Committee's Chairperson. The policy also establishes guidelines to limit potential conflicts of interest.

The Cook firm provides consulting services to the Committee, assistance to the Board in carrying out certain routine functions (compiling and summarizing the results of certain Board and Director evaluations) and advice on Director fees. The Cook firm does not provide any other services to the Company or to management.

Management also considers survey data and similar information about compensation programs that it obtains from various sources, including Hewitt Associates LLC, which also provides significant benefit plan administration services to McDonald's, and Towers Watson & Co. From time to time, data obtained from these other sources is provided to the Committee.

THE COMMITTEE'S CONSIDERATION OF TALLY SHEETS

The Committee annually reviews tally sheets to understand how each element of compensation relates to other elements and to the compensation package as a whole. The tally sheets summarize our executives' total compensation, including direct compensation, perquisites, fringe benefits and potential payments on termination of employment, whether on a change in control of McDonald's or otherwise. This summary of total compensation provides the Committee with additional perspective on the optimal mix of compensation elements to be awarded going forward.

COMPANIES IN OUR PEER GROUP IN 2009

The table to the right lists the companies in our peer group in 2009. In October 2009, the Committee approved minor changes to our peer group, replacing Anheuser-Busch InBev with Colgate-Palmolive. Following Anheuser-Busch's merger with InBev in late 2008, the combined company is a non-U.S. company for which it can be more challenging to obtain compensation and benefits data that is relevant for purposes of comparison for McDonald's. Since there are already two international companies in the peer group (Nestlé and Unilever), the Committee determined that it was appropriate to replace Anheuser-Busch InBev with Colgate-Palmolive, a U.S. producer of branded consumer goods that fits well with the parameters of our peer group.

The table below shows market capitalization for each of our peer group companies (except for Nestlé and Unilever, which are U.S. divisions of non-U.S. companies for which such information is not available). McDonald's market capitalization as of the end of 2009 was $67.2 billion.

Company	Market capitalization (Dollars in billions)(a)
3M Company	$58.5
Anheuser-Busch InBev (b)	−
Best Buy Co., Inc.	16.4
Burger King Holdings, Inc. (formerly Burger King)	2.5
The Coca-Cola Company	132.1
Costco Wholesale Corporation	26.0
General Mills, Inc.	23.3
The Home Depot, Inc.	49.2
Johnson & Johnson	177.7
Kellogg Company	20.2
Kraft Foods Inc.	40.2
Lowe's Companies Inc.	34.4
Nestlé (United States) (c)	−
NIKE, Inc.	32.2
PepsiCo, Inc.	94.9
The Procter & Gamble Company	177.1
Sara Lee Corporation	8.5
Sears Holding Corporation	9.6
Starbucks Corporation	17.1
Target Corporation	36.4
Unilever (United States) (c)	−
Walgreen Co.	36.3
The Walt Disney Company	60.1
Wal-Mart Stores, Inc.	203.7
Wendy's/Arby's Group, Inc.	2.2
Yum! Brands, Inc.	16.4

(a) Source: Bloomberg.com. Data as of December 31, 2009.
(b) In October 2009, the Committee approved a change to our peer group, replacing Anheuser-Busch InBev with Colgate- Palmolive.
(c) Unlisted U.S. division of non-U.S. company.

COMPENSATION POLICIES AND PRACTICES

SECTION 409A OF THE INTERNAL REVENUE CODE

Section 409A of the Internal Revenue Code imposes certain requirements on "nonqualified deferred compensation plans" and potentially applies to a number of our compensation plans and programs. All of the Company's compensation programs are designed to comply with Section 409A.

POLICY WITH RESPECT TO DEDUCTIBILITY OF COMPENSATION

Section 162(m) of the Internal Revenue Code generally limits to $1 million the tax deductibility of annual compensation paid to certain officers. Performance-based compensation may, however, be excluded from the limit so long as it meets certain requirements. While the Committee retains flexibility, we generally design our compensation plans and programs to allow the Company to deduct compensation expense.

POLICY REGARDING SECURITY OWNERSHIP OF MANAGEMENT

The Company has adopted minimum share ownership requirements because we believe that senior management will more effectively pursue the long-term interests of shareholders if they are shareholders themselves. The Committee reviews share ownership requirements annually and receives input from its consultant on market practices in this regard. In addition to our share ownership requirements, in 2009, the Company adopted restrictions that prohibit specified employees, including the named executive officers, from engaging in certain derivative transactions with respect to Company stock and require approval in order to hold Company shares in a margin account.

POLICIES AND PRACTICES REGARDING EQUITY AWARDS

In accordance with Company policy, equity awards cannot be granted when the Company has any material non-public information. Stock options may be granted only with an exercise price at or above the closing market price of the Company's stock on the date of grant.

The Company generally makes broad-based equity grants at approximately the same time each year following the Company's release of financial information and when we are not otherwise in possession of material non-public information.

The Committee may choose to make grants of equity awards outside the annual broad-based grant, including in the case of newly hired employees and in connection with promotions. An Interim Grant Committee of the Board has been delegated authority to make such grants between regularly scheduled meetings of the Committee, but only to employees who rank below the level of senior vice president and within certain limitations prescribed by the Committee. The current members of the Interim Grant Committee are Messrs. McKenna and Skinner.

In 2009, our annual broad-based grant of equity awards, including grants to all the named executive officers other than Mr. Hennequin, was made at the Committee's scheduled meeting in February. In 2009, awards to employees in France, including Mr. Hennequin, were granted on May 12, 2009, in accordance with certain French regulations applicable to our plan in France.

POLICY REGARDING FUTURE SEVERANCE PAYMENTS

The Committee adopted a policy in 2006 under which the Company will seek shareholder approval for future severance payments to a named executive officer if such payments would exceed 2.99 times the sum of (i) the named executive officer's annual base salary as in effect immediately prior to termination of employment; and (ii) the highest annual bonus awarded to the named executive officer by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the named executive officers or that predate the implementation of the policy, as well as any payment that the Committee determines is a reasonable settlement of a claim that could be made by the named executive officer.

RECOUPMENT AND FORFEITURE OF COMPENSATION

Executives may be required to repay previously awarded compensation to the Company in certain circumstances and to the extent permitted under applicable law. Awards under the 2007-2009 CPUP, and TIP awards to senior management, are subject to forfeiture and recoupment if the participant engages in willful fraud that causes harm to the Company or is intended to manipulate the performance measures that determine payout of the award. The CPUP awards are also subject to forfeiture and recoupment if the recipient violates applicable restrictive covenants. Payments under the ERRP, including some stock option gains and RSU payouts, are subject to forfeiture and recoupment if the recipient violates an applicable restrictive covenant or is discovered to have committed conduct while employed that would have entitled the Company to terminate him or her for "cause" if the conduct had been discovered prior to termination of his or her employment.

Under our severance plan, if an employee violates an applicable restrictive covenant or is discovered to have committed conduct while employed that would have entitled the Company to terminate him or her for "cause" if the conduct had been discovered prior to termination of his or her employment, the Company may cease payment of any future benefits and require repayment of any previously paid severance amounts.

Unexercised stock options and unpaid RSUs are subject to forfeiture if the recipient commits any act or acts involving dishonesty, fraud, illegality or moral turpitude. Further, beginning with awards in 2010, if an executive violates a restrictive covenant in place at the time of termination, the Company will be able to cancel outstanding awards. These terms are consistent with the treatment of Mr. Alvarez's outstanding stock options and RSUs pursuant to the terms of his agreement with the Company upon his retirement.

These provisions apply to a larger group of employees than the statutory recoupment provisions under Section 302 of the Sarbanes-Oxley Act. The TIP and CPUP recoupment provisions generally apply to all of our senior management, the severance plan provisions apply to eligible employees on the U.S. payroll and the rules governing stock options and RSUs apply to all outstanding equity grants.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by or paid to our named executive officers in 2007, 2008 and 2009.

Name and principal position (a)	Year (b)	Salary ($)(1) (c)	Stock awards ($)(2) (e)	Option awards ($)(3) (f)	Non-equity incentive plan compensation ($)(4) (g)		All other compensation($) (l)	Total ($) (j)
James A. Skinner Vice Chairman and Chief Executive Officer	2009	$1,391,667	$1,670,500	$2,238,608	Annual: Long-term: Total:	$3,250,000 8,280,000 11,530,000	$743,350	$17,574,125
	2008	1,337,500	2,708,203	4,393,542	Annual: Long-term: Total:	4,600,000 0 4,600,000	557,674	13,596,919
	2007	1,262,500	1,603,081	1,351,267	Annual: Long-term: Total:	3,060,000 0 3,060,000	583,884	7,860,732
Peter J. Bensen Corporate Executive Vice President and Chief Financial Officer (6)	2009	554,167	291,702	390,873	Annual: Long-term: Total:	956,000 2,611,459 3,567,459	177,514	4,981,715
	2008	450,000	401,728	285,585	Annual: Long-term: Total:	938,000 0 938,000	98,178	2,173,491
Timothy J. Fenton President, McDonald's Asia / Pacific, Middle East and Africa (7)	2009	563,750	344,725	461,941	Annual: Long-term: Total:	834,000 2,760,000 3,594,000	1,164,702	6,129,118
	2008	545,000	324,982	527,230	Annual: Long-term: Total:	930,000 0 930,000	1,729,824	4,057,036
	2007	516,667	847,400	328,171	Annual: Long-term: Total:	940,000 0 940,000	905,124	3,537,362
Denis Hennequin President, McDonald's Europe (8)	2009	671,628	342,126	715,591	Annual: Long-term: Total:	868,550 2,760,000 3,628,550	320,125	5,678,020
	2008	686,341	350,894	570,866	Annual: Long-term: Total:	1,208,940 0 1,208,940	344,450	3,161,491
	2007	611,922	915,776	386,170	Annual: Long-term: Total:	1,098,478 0 1,098,478	350,427	3,362,773
Ralph Alvarez Former President and Chief Operating Officer (9)	2009	995,833	1,007,587	1,350,275	Annual: Long-term: Total:	1,593,001 4,600,000 6,193,001	408,842	9,955,538
	2008	967,500	677,063	1,098,388	Annual: Long-term: Total:	2,800,000 0 2,800,000	342,335	5,885,286
	2007	925,000	687,058	579,118	Annual: Long-term: Total:	1,800,000 0 1,800,000	296,575	4,287,751

(1) The base salary earned in 2009 by the named executive officers reflects regular annual increases in base salary that took effect March 1, 2009. Mr. Bensen's base salary, which was increased from $450,000 to $550,000 at the same time that the other named executive officers received salary increases, was further increased from $550,000 to $600,000, effective August 1, 2009. The additional mid-year salary increase for Mr. Bensen reflects his relatively new responsibilities as CFO and brings his base salary closer to market base salary rates for his position. The named executive officers' annualized rates of base salary as of December 31, 2009 were as follows:

James A. Skinner	$1,400,000
Peter J. Bensen	600,000
Timothy J. Fenton	566,500
Denis Hennequin	674,904
Ralph Alvarez	1,000,000

(2) Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, based on the probable outcome of the applicable performance conditions and excluding the effect of estimated forfeitures during the applicable vesting periods, of RSUs granted to the named executive officers under the McDonald's Corporation Amended and Restated 2001 Omnibus Stock Ownership Plan, as amended (Amended 2001 Plan) in each of 2007, 2008 and 2009 (but only in 2008 and 2009 for Mr. Bensen, who was not a named executive officer in 2007). The values in this column are based on the closing market price of the Company's common stock on the date of the award, less the present value of expected dividends over the vesting period. Generally, RSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the Company's achievement of target levels of diluted earnings per share growth. Information with respect to the RSUs granted to the named executive officers in 2009 is disclosed in the Grants of Plan-Based Awards table on page 32 of this Proxy Statement and the accompanying notes. Information with respect to RSUs reflected in this column that were granted in years before 2009 is disclosed in the Outstanding Equity Awards at 2009 Year-End table on page 35 of this Proxy Statement and the accompanying notes.

(3) Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures during the applicable vesting periods, of stock options granted to the named executive officers in each of 2007, 2008 and 2009 (but only in 2008 and 2009 for Mr. Bensen, who was not a named executive officer in 2007). Options have an exercise price equal to the closing price of the Company's common stock on the date of grant, generally vest in equal annual installments over a four-year period and are subject to the provisions of the Amended 2001 Plan. The values in this column for stock options granted in 2009 are determined using a closed-form pricing model based on the following assumptions, as described in the footnotes to financial statements: expected volatility based on historical experience of 24.4%; an expected annual dividend yield of 3.22%; a risk-free return of 2.0%; and expected option life based on historical experience of 6.17 years. Information with respect to the options granted to the named executive officers in 2009 is disclosed in the Grants of Plan-Based Awards table on page 32 of this Proxy Statement and the accompanying notes. Information with respect to options reflected in this column that were granted in years before 2009 is disclosed in the Outstanding Equity Awards at 2009 Year-End table on page 35 of this Proxy Statement and the accompanying notes.

(4) The values for non-equity incentive plan awards reported in column (g) reflect the fact that our long-term cash incentive plan or CPUP operates on non-overlapping three year cycles. Payouts under our annual cash incentive plan, the TIP, are reflected in column (g) for each of 2007, 2008 and 2009 (2008 and 2009 for Mr. Bensen, who was not a named executive officer in 2007). However, payouts under the 2007-2009 CPUP are reflected in column (g) for 2009 only, and not for 2007 or 2008. The determination of the final payouts under the 2007-2009 CPUP reflected in column (g) is described in the CD&A on pages 23–24 of this Proxy Statement.

(5) "All other compensation" for 2009 includes the Company's contributions to the Company's Profit Sharing and Savings Plan and Excess Benefit and Deferred Bonus Plan on behalf of the named executive officers other than Mr. Hennequin, in the following amounts:

James A. Skinner	$599,167
Peter J. Bensen	149,217
Timothy J. Fenton	149,375
Ralph Alvarez	379,583

"All other compensation" also includes limited categories of perquisites, including personal use of Company-provided cars; Company-paid life insurance; financial counseling; annual physical examinations for the executives (which are also available for the executive's spouse); matching charitable donations; limited personal items and personal use of private aircraft (with a net cost to the Company in 2009 of $71,562 for Mr. Skinner). In general, the CEO is the only named executive officer who is permitted to use the Company's aircraft for personal travel. However, in certain circumstances the CEO may in his discretion determine that it is appropriate for other executives to use the corporate aircraft for personal business. He did so on a single occasion in 2009 for Mr. Alvarez. In addition, on certain occasions, at the discretion of the CEO, other executives may be accompanied by their spouses when traveling to business events on the Company's aircraft.

In the case of the Company's named executive officers based overseas, Messrs. Fenton and Hennequin, the amount in this column for 2009 also includes certain benefits in connection with their international assignments, as follows:

For Mr. Fenton: Company-provided residence in Hong Kong (in the amount of $425,720); housing insurance and utilities for his Hong Kong residence; a cost-of-living adjustment (in the amount of $62,629); home leave and family travel allowance for Mr. Fenton and his family (in the amount of $137,659); a foreign tax payment (in the amount of $97,030); and a tax equalization for Mr. Fenton (in the amount of $202,537) which is designed to satisfy tax obligations arising solely as a result of his international assignment. Amounts paid in Hong Kong dollars were converted into U.S. dollars as described in note 7 below.

For Mr. Hennequin: Company-provided residence in London (in the amount of $209,377); utilities, security, maintenance and cleaning services for his London residence; certain local taxes reimbursed by the Company in connection with his London residence; Company-paid expenses incurred in traveling to and from his home in Paris and the Company's European office in London; relocation expenses in connection with his move to the Company's European office in Geneva and Mr. Hennequin's associated move to Geneva (in the amount of $41,093); and a Company-provided residence in Geneva. These amounts were converted from Euros or Swiss Francs as described in note 8 below.

The incremental cost of perquisites is included in the amount provided in the table and based on actual charges to the Company, except as follows: (i) personal use of Company-provided cars includes a pro rata portion of the purchase price, fuel and maintenance, based on personal use and (ii) with respect to Mr. Skinner, personal use of corporate aircraft includes fuel costs, on-board catering, landing/handling fees and costs associated with the flight crew, and excludes fixed costs, which do not change based upon usage, such as pilot salaries and the cost of capital invested in corporate aircraft (both net of reimbursement as described on page 26 of this Proxy Statement).

(6) Mr. Bensen, who became our CFO as of January 1, 2008, was not a named executive officer in 2007.

(7) Certain amounts included in "All other compensation" in 2009 for Mr. Fenton were paid in Hong Kong dollars and converted into U.S. dollars at a rate of HKD 7.7516 to U.S. $1. For 2007 and 2008, certain amounts included in "All other compensation" were paid in Hong Kong dollars and converted into U.S. dollars at rates of HKD 7.8015 to U.S. $1 and HKD 7.7862 to U.S. $1, respectively. In each case, the rate used represents the average of the average monthly conversion rates for the applicable year. The conversion rates were provided by Bloomberg and/or Oanda.

(8) For 2009, amounts reported as salary, "Non-equity incentive plan compensation" and certain amounts included in "All other compensation" were paid to Mr. Hennequin in Euros. Certain amounts included in "All other compensation" for 2009 were also paid to Mr. Hennequin in Swiss Francs.

For 2009, other than CPUP, amounts paid to Mr. Hennequin in Euros were converted into U.S. dollars at a rate of EUR 0.7173 to U.S. $1 and amounts paid in Swiss Francs were converted into U.S. dollars at a rate of CHF 1.0828 to U.S. $1. For 2007 and 2008, all amounts except the "Stock awards" and "Option awards" (columns (e) and (f)) were paid to Mr. Hennequin in Euros and converted into U.S. dollars at rates of EUR 0.7295 to U.S. $1 and EUR 0.6799 to U.S. $1, respectively. In each case, the rate used represents the average of the average monthly conversion rates for the applicable year. Mr. Hennequin's 2009 CPUP payment was converted into U.S. dollars at a rate of EUR 0.7109 to U.S. $1, which represents the three-year average exchange rate. The conversion rates were provided by Bloomberg and/or Oanda.

(9) Mr. Alvarez retired from his employment with the Company effective December 31, 2009. Arrangements in connection with his retirement are described under "Potential Payments Upon Termination or Change-in-Control" on page 38 of this Proxy Statement and in notes 5 and 6 to the Grants of Plan-Based Awards table on page 32 of this Proxy Statement, note 5 to the Outstanding Equity Awards at 2009 Year-End table on page 35 of this Proxy Statement, note 1 to the Option Exercises and Stock Vested table on page 36 of this Proxy Statement and note 5 to the Non-Qualified Deferred Compensation table on page 37 of this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS

The table below sets forth grants of cash incentive awards and equity awards to our named executive officers in 2009.

In 2009, the named executive officers received annual cash awards under our TIP. Columns (d) and (e) below show the target and maximum awards they could have earned. Actual payouts are in column (g) of the Summary Compensation Table. The formula for determining payouts under the TIP is described following the footnotes to the table, on page 33 of this Proxy Statement. In 2009, the named executive officers also received two types of equity awards under the Amended 2001 Plan: RSUs subject to performance-based vesting criteria (see columns (f), (g) and (h)), and stock options (see columns (j), (k) and (l)).

Name (a)	Plan	Grant date (b)	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards (1)			All other option awards: number of securities underlying options (2)(#)(j)	Exercise or base price of option awards ($/Sh)(k)	Grant date fair value of stock and option awards ($)(3)(l)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)			
James A. Skinner	TIP		0	$2,100,000	$5,250,000						
	Amd 2001 Plan (4)	2/11/09				8,278	33,112	33,112			$1,670,500
	Amd 2001 Plan	2/11/09							231,740	$57.08	2,238,608
Peter J. Bensen	TIP		0	600,000	1,500,000						
	Amd 2001 Plan	2/11/09				1,446	5,782	5,782			291,702
	Amd 2001 Plan	2/11/09							40,463	57.08	390,873
Timothy J. Fenton	TIP		0	424,875	1,062,188						
	Amd 2001 Plan	2/11/09				1,709	6,833	6,833			344,725
	Amd 2001 Plan	2/11/09							47,820	57.08	461,941
Denis Hennequin	TIP		0	506,178	1,265,445						
	Amd 2001 Plan	5/12/09				1,807	7,227	7,227			342,126
	Amd 2001 Plan	5/12/09							78,378	53.97	715,591
Ralph Alvarez	TIP		0	1,250,000	3,125,000						
	Amd 2001 Plan (5)	2/11/09				4,993	19,972	19,972			1,007,587
	Amd 2001 Plan (6)	2/11/09							139,780	57.08	1,350,275

(1) Reflects grants of RSUs subject to performance-based vesting conditions under the Amended 2001 Plan in 2009. The RSUs generally vest on February 11, 2012 (except for Mr. Hennequin's RSUs, which vest on May 12, 2012), subject to the Company's achievement of specified EPS growth during the performance period ending on December 31, 2011. The performance target for all the RSU awards granted to the named executive officers in 2009 is compounded annual EPS growth of 6%, determined by comparing EPS as measured at the end of the performance period to base EPS (2008 EPS). Both base EPS and EPS for the performance period are adjusted to exclude certain items as described on page 26 of this Proxy Statement. If the 6% growth target is achieved, 100% of the RSUs will vest. If less than 1% compounded EPS growth is achieved, none of the RSUs will vest. If EPS growth is at or above the 1% threshold, but below the 6% target, the awards will vest in proportion to the level of EPS growth achieved.

(2) Reflects grants of stock options in 2009 under the Amended 2001 Plan. Options have an exercise price equal to the closing price of the Company's common stock on the date of grant. Subject to the terms of the Amended 2001 Plan, options generally vest in four equal annual installments on the first, second, third and fourth anniversaries of the grant date, which was February 11 for all the named executive officers except Mr. Hennequin. The grant date for Mr. Hennequin's stock options was May 12, in accordance with certain French regulations applicable to our plan in France.

(3) Represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of RSUs and stock options granted to the named executive officers in 2009 under the Amended 2001 Plan. The values in this column for RSUs and stock options were determined based on the assumptions described in notes 2 and 3, respectively, to the Summary Compensation Table on page 29 of this Proxy Statement.

(4) "Amd 2001 Plan" denotes the Amended 2001 Plan.

(5) Mr. Alvarez retired from the Company effective December 31, 2009. In accordance with the retirement-related provisions established at the time of grant, a pro rata portion of his RSUs granted in 2009 will be paid out, based on the number of months in the vesting period that Mr. Alvarez was employed with the Company, subject to the Company's performance against the approved performance thresholds. 6,103 of Mr. Alvarez's RSUs granted in 2009 will be settled following the scheduled vesting date of February 11, 2012 (subject to the performance conditions). The remaining 13,869 RSUs were forfeited. The treatment of these RSUs in connection with Mr. Alvarez's retirement is also described in note 5 to the Outstanding Equity Awards at 2009 Year-End table on page 35 of this Proxy Statement and under "Potential Payments Upon Termination or Change-in-Control" on page 38 of this Proxy Statement.

(6) Mr. Alvarez's stock options granted in 2009 were originally scheduled to become exercisable in four equal annual installments on the first, second, third and fourth anniversaries of the grant date, February 11, 2009. Pursuant to the terms of the Amended 2001 Plan, the last tranche of Mr. Alvarez's 2009 stock option grant (which were originally scheduled to become exercisable on February 11, 2013) was forfeited upon his retirement. Pursuant to the terms of his agreement with the Company upon his retirement, instead of receiving accelerated exercisability, the remaining tranches will continue to become exercisable on the originally scheduled dates. The treatment of Mr. Alvarez's stock options upon his retirement is also described under "Potential Payments Upon Termination or Change-in-Control" on page 38 of this Proxy Statement.

TIP AWARDS

Each named executive officer's target TIP award for 2009 (shown in column (d)) to the Grants of Plan-Based Awards table was equal to a percentage of his base salary approved by the Committee. The final payouts (shown in column (g) to the Summary Compensation Table) were determined based on the following principles:

- The TIP is designed to measure performance using a "team factor" that is initially determined based on growth in operating income. The team factor can then be adjusted up or down, within specified limits, based on pre-established "modifiers" reflecting other measures of Corporate and/or AOW performance. The target amount is multiplied by the team factor, which includes the modifiers. The product is the "adjusted target award."

- Each participant is assigned an individual performance factor which is determined based on a combination of both subjective and objective factors. The adjusted target award is multiplied by the individual performance factor, and the product is the final payout.

The flowchart below illustrates this process:


Team factor (up to 175% for 2009) determined based on growth in operating income measured by Corporate factor, geographic business unit factor or a blend
Team factor adjusted up or down (by up to 25 percentage points for 2009) based on modifiers measured by Corporate factor, AOW factor or a blend
Individual TIP target amount ($)
TIP target multiplied by team factor
Adjusted target award
Adjusted target award multiplied by individual performance factor (up to 150% for 2009)
Final individual TIP payout (up to 250% of target award for 2009)

The team factor (prior to adjustment based on the modifiers) is determined entirely by growth in operating income for the year. The team factor increases with growth in operating income to 100% at the target level of growth and to higher percentages at higher levels of growth, up to the maximum (175% in 2009).

The table below shows how increases in operating income determined the team factor for the named executive officers in 2009, prior to adjustment based on the applicable modifiers. The table shows the target and maximum levels of growth in operating income. Operating income at the Corporate level was included in the TIP team factor calculation for all of our executives. In addition, the results for APMEA were included in the calculation for Mr. Fenton, and the results for Europe were included for Mr. Hennequin.

TIP team factor and growth in operating income for 2009

Team factor as % of target	*0%*	*100% (target)*	*175% (maximum)*
Growth in operating income over 2008:			
Corporate factor	0%	7.8%	14.0%
APMEA factor	0	18.2	29.0
Europe factor	0	6.2	13.2

Operating income growth in 2009 was 9.4% (Corporate), 24.1% (APMEA) and 8.1% (Europe). The resulting Corporate, APMEA and Europe team factors were 118.4%, 150.3% and 119.1%, respectively, before the application of modifiers.

The target TIP awards, the team factors (including the modifiers), the individual performance factors and the final payouts as a percentage of target awards for the named executive officers in 2009 are summarized in the table below. Mr. Alvarez's individual performance factor was set at 100% in connection with his retirement.

Named executive officer	Target TIP award (% of base salary)	Applicable team factor(s)	Team factor(s) before application of modifiers (% of target award)	Impact of modifiers (% added or subtracted)	Final team factor applied to determine TIP payout (% of target award) (a)	Personal factor (%)	Final TIP payout (% of target award)
			Team factors (Corporate factor; AOW factor; blend)				
James A. Skinner	150.0%	Corporate	118.4%	+9.0%	127.4%	121%	154.8%
Peter J. Bensen	100.0	Corporate	118.4	+9.0	127.4	125	159.3
Timothy J. Fenton	75.0	Corporate (weighted 25%)	118.4	+9.0	156.9	125	196.3
		APMEA (weighted 75%)	150.3	+16.4			
Denis Hennequin	75.0	Corporate (weighted 25%)	118.4	+9.0	137.2	125	171.6
		Europe (weighted 75%)	119.1	+21.4			
Ralph Alvarez	125.0	Corporate	118.4	+9.0	127.4	100	127.4

(a)   For Messrs. Fenton and Hennequin, the final team factor represents a blend of Corporate and AOW team factors.

The Corporate-level and AOW modifiers applied in determining the final TIP payouts for the executives are described in the following table:

Team factor	Modifiers	Potential weight of each modifier (range)	Potential overall adjustment of team factor by modifiers (range)
Corporate factor	▪ Increases in comparable-restaurant guest counts ▪ Customer service improvements ▪ Control of growth in Corporate general and administrative expenses	Up to +7.5 or -5 percentage points	Up to +/- 15 percentage points
AOW factor	▪ Increases in comparable-restaurant guest counts ▪ Customer service improvements ▪ Informal eating out market share growth ▪ Improvements in employee commitment	Up to +/- 10 percentage points	Up to +/- 25 percentage points

OUTSTANDING EQUITY AWARDS AT 2009 YEAR-END

| | Option awards | | | | Stock awards | | | |
| | Number of securities underlying unexercised options (#) exercisable | Number of securities underlying unexercised options (#) unexercisable | Option exercise price ($) | Option expiration date | Number of shares or units of stock that have not vested (#) | Market value of shares or units of stock that have not vested ($) | Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) | Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) |
Name (a)	(b)(1)	(c)(1)	(e)	(f)	(g)(2)	(h)(2)(4)	(i)(3)	(j)(3)(4)
James A. Skinner	100,000	0	$40.4375	5/19/12				
	106,193	0	35.25	3/21/13				
	235,000	0	28.75	3/20/12				
	40,000	0	14.31	3/18/13				
	62,500	0	26.63	2/16/14				
	62,500	0	25.31	5/20/14				
	250,000	0	31.21	12/1/14				
	113,933	37,977	34.54	3/23/16				
	58,295	58,294	45.02	2/14/17				
	92,693	278,070	56.64	2/13/18				
	0	231,740	57.08	2/11/19				
							124,951	$7,801,940
Peter J. Bensen	10,272	0	40.4375	5/19/12				
	13,826	0	35.25	3/21/13				
	21,400	0	29.43	2/2/11				
	22,000	0	28.75	3/20/12				
	12,000	0	26.63	2/16/14				
	6,000	0	25.31	5/20/14				
	15,971	0	32.60	2/16/15				
	11,903	3,967	36.37	2/14/16				
	7,579	7,578	45.02	2/14/17				
	6,025	18,075	56.64	2/13/18				
	0	40,463	57.08	2/11/19				
					2,166	$135,245	13,639	851,619
Timothy J. Fenton	2,599	0	35.25	3/21/13				
	25,299	0	32.60	2/16/15				
	18,550	6,183	36.37	2/14/16				
	14,159	14,156	45.02	2/14/17				
	11,123	33,369	56.64	2/13/18				
	0	47,820	57.08	2/11/19				
							33,737	2,106,538
Denis Hennequin	40,000	0	40.4375	5/19/12				
	38,500	0	35.25	3/21/13				
	38,000	0	29.43	2/2/11				
	48,500	0	29.29	5/3/12				
	8,160	0	23.93	9/24/13				
	20,000	0	26.63	2/16/14				
	20,000	0	25.45	5/21/14				
	13,800	0	32.60	2/16/15				
	18,549	6,184	36.37	2/14/16				
	16,790	16,790	44.67	3/12/17				
	12,434	37,293	54.89	3/13/18				
	0	78,378	53.97	5/12/19				
							36,634	2,287,427
Ralph Alvarez (5)	24,000	0	40.4375	7/29/11				
	25,300	0	35.25	7/29/11				
	42,500	0	28.75	3/20/12				
	36,000	0	26.63	12/31/12				
	36,000	0	25.31	12/31/12				
	36,799	0	32.60	12/31/12				
	30,916	10,305	36.37	12/31/12				
	75,121	25,040	37.42	12/31/12				
	24,985	24,982	45.02	12/31/12				
	23,175	69,516	56.64	12/31/12				
	0	104,835	57.08	12/31/12				
							41,532	2,593,258

(1) In general, stock options expire on the tenth anniversary of grant. The stock options due to expire on May 19, 2012 were granted on May 19, 1999 and the stock options due to expire on March 21, 2013 were granted on March 21, 2000; these stock options expire 13 years after the grant date. In general, subject to the terms of the Amended 2001 Plan, stock options vest and become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date. In accordance with the retirement rules under the Amended 2001 Plan and the terms of his agreement with the Company upon his retirement, Mr. Alvarez's outstanding stock options are all vested (and will become exercisable on the original vesting dates), and will expire on the dates shown in column (f). In addition, in accordance with the terms of the ERRP, Mr. Skinner is entitled to retire without forfeiting his stock options, and under the terms of the Amended 2001 Plan, Messrs. Fenton and Hennequin are entitled to retire without forfeiting certain stock options. For further details regarding treatment of equity awards upon termination, see page 43 of this Proxy Statement.

(2) Mr. Bensen's 2,166 RSUs reflected in columns (g) and (h) vested on February 14, 2010. These RSUs were not subject to performance-based vesting conditions because they were granted prior to Mr. Bensen serving as the CFO. Our practice is to grant RSUs subject to performance-based vesting conditions to our executives.

(3) The awards reflected in columns (i) and (j) are unvested performance-based RSUs that are scheduled to be paid out on the dates set forth in the table below if the performance targets are met (or were paid out on the dates indicated, in the case of awards that vested in 2010).

Named executive officer	Vesting date	Number of RSUs
James A. Skinner	2/14/10	38,872
	2/13/11	52,967
	2/11/12	33,112
Peter J. Bensen	2/13/11	7,857
	2/11/12	5,782
Timothy J. Fenton	2/14/10	20,548
	2/13/11	6,356
	2/11/12	6,833
Denis Hennequin	2/14/10	11,107
	3/12/10	11,194
	3/13/11	7,106
	5/12/12	7,227
Ralph Alvarez	2/14/10	16,198
	2/13/11	8,461
	2/14/11	10,770
	2/11/12	6,103

Mr. Alvarez's grants were originally for larger numbers of RSUs than shown in columns (i) and (j) and in the chart above. As further described in note 5 below, Mr. Alvarez forfeited a portion of each grant in connection with his retirement. The numbers reported in columns (i) and (j) and in the chart above reflect the portion of the RSUs that remained outstanding as of December 31, 2009.

(4) The market value of these awards was calculated by multiplying the number of shares covered by the award by $62.44, the closing price of McDonald's stock on the NYSE on December 31, 2009.

(5) Mr. Alvarez retired from the Company effective December 31, 2009. In accordance with the retirement-related provisions established at the time of grant, a pro rata portion of these outstanding RSUs (as indicated in note 3 above) will be paid out following the normal vesting dates, based on the number of months in the applicable vesting period that Mr. Alvarez was employed with the Company and subject to performance conditions. In addition, Mr. Alvarez holds 89,080 vested RSUs that are scheduled to be paid out on or after September 18, 2011, as described in note 1 to the Option Exercises and Stock Vested table and note 5 to the Nonqualified Deferred Compensation table. The treatment of Mr. Alvarez's RSUs upon his retirement is also described in note 5 to the Grants of Plan-Based Awards table on page 32 of this Proxy Statement and under "Potential Payments Upon Termination or Change-in-Control" on page 38 of this Proxy Statement.

OPTION EXERCISES AND STOCK VESTED—FISCAL 2009

	Option awards		Stock awards	
	Number of shares acquired on exercise	Value realized on exercise	Number of shares acquired on vesting	Value realized on vesting
Name (a)	(#)(b)	($)(c)	(#)(d)	($)(e)
James A. Skinner	150,000	$3,619,245	50,666	$2,794,737
Peter J. Bensen	0	0	2,269	128,902
Timothy J. Fenton	37,950	841,663	8,249	468,626
Denis Hennequin	40,800	1,630,515	8,249	468,626
Ralph Alvarez (1)	82,000	2,868,052	136,233	8,247,264

(1) The amounts reported in columns (d) and (e) for Mr. Alvarez reflect the vesting of 89,080 RSUs in connection with Mr. Alvarez's retirement. The treatment of these RSUs is described under "Potential Payments Upon Termination or Change-in-Control" on page 38 of this Proxy Statement. The value of these RSUs, which are scheduled to be paid out following the original vesting date, is also reflected in the Non-Qualified Deferred Compensation table on page 37 of this Proxy Statement, as described in note 5 to that table.

NON-QUALIFIED DEFERRED COMPENSATION—FISCAL 2009 [1]

Name (a)	Executive contributions in last FY ($)(b)(2)	Registrant contributions in last FY ($)(c)(2)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE ($)(f)(3)
James A. Skinner	$4,786,750	$ 581,550	$1,677,019	$ 0.00	$25,167,292
Peter J. Bensen	222,247	134,648	86,526	0.00	1,039,893
Timothy J. Fenton	992,563	131,758	127,585	0.00	3,538,410
Ralph Alvarez (4)(5)	357,583	5,918,989	83,493	(4,268,504)	8,268,369

(1) The descriptions of the plans below provide details on the terms of the deferral amounts provided in the table. Mr. Hennequin does not participate in these plans.

(2) The following amounts reported in column (b) represent deferrals of base salary by the executives which are also reported as compensation for 2009 in the Summary Compensation Table on page 29 of this Proxy Statement: $186,750 for Mr. Skinner; $76,667 for Mr. Bensen; $62,563 for Mr. Fenton; and $83,333 for Mr. Alvarez. The remaining amounts reported in column (b) represent deferrals of the executives' annual bonuses under the TIP, which were previously reported as "non-equity incentive plan compensation" in column (g) in the Summary Compensation Table for 2008. The amounts reported in column (c) are included in "All other compensation" in column (i) of the 2009 Summary Compensation Table, with the exception of $5,562,155 reported in column (c) for Mr. Alvarez, which represents the year-end market value of 89,080 vested RSUs, as described in note 5.

(3) The amounts reported in column (f) include executive and Company contributions made in 2007 and 2008 (2008 only for Messrs. Bensen and Fenton, as Mr. Bensen was not a named executive officer in 2007 and Mr. Fenton had no executive or Company contributions in 2007) that were reported in the Summary Compensation Tables for those years and are also reported as compensation for 2007 and 2008 (2008 only for Messrs. Bensen and Fenton) in the Summary Compensation Table on page 29 of this Proxy Statement. Executive contributions were included in base salary in column (c) or as "non-equity incentive plan compensation" in column (g) of the Summary Compensation Table, respectively, for the applicable year. Company contributions (except for the value of Mr. Alvarez's vested RSUs, as described below) were included in "All other compensation" in column (i) of the Summary Compensation Table for the applicable year. In addition, the executive contributions for each of 2007 and 2008 (2008 only for Messrs. Bensen and Fenton) were reported in column (b) of the Nonqualified Deferred Compensation Table for the applicable year, and the Company's contributions were reported in column (c) of the Nonqualified Deferred Compensation Table for the applicable year. The previously reported amounts, in the aggregate, are as follows:

James A. Skinner	$4,904,266
Peter J. Bensen	160,553
Timothy J. Fenton	1,145,833
Ralph Alvarez	2,050,925

Finally, the amount reported in column (c) for Mr. Alvarez includes $5,562,155, which represents the year-end market value of 89,080 vested RSUs, as described in note 5. These RSUs were granted in 2006. The associated expense to the Company was previously reported in column (e) of the Summary Compensation Table for the years 2006 and 2007, and the grant-date fair market value of the RSUs was reported in column (l) of the Grants of Plan-Based Awards table for 2006.

(4) The amount reported in column (e) for Mr. Alvarez represents distribution from The McDonald's Corporation Excess Benefit and Deferred Bonus Plan in 2009, which was distributed to Mr. Alvarez in accordance with an election he made in 2008 as permitted under the transitional rules under Section 409A of the Internal Revenue Code. The remainder of Mr. Alvarez's account balances, reported in column (f), will be distributed to him following his retirement.

(5) The amounts reported in columns (c) and (f) for Mr. Alvarez include the year-end market value of 89,080 vested RSUs which are scheduled to be paid out following the original vesting date of September 18, 2011. The treatment of Mr. Alvarez's RSUs in connection with his retirement is described under "Potential Payments Upon Termination or Change-in-Control" on page 38 of this Proxy Statement. The market value of the RSUs ($5,562,155) was calculated by multiplying the number of shares covered by the award (89,080) by $62.44, the closing price of McDonald's stock on the NYSE on December 31, 2009.

McDONALD'S CORPORATION EXCESS BENEFIT AND DEFERRED BONUS PLAN

The McDonald's Corporation Excess Benefit and Deferred Bonus Plan was established as of January 1, 2005 as a successor plan to the McDonald's Corporation Supplemental Profit Sharing and Savings Plan, which is described below. The Excess Plan is a non-tax-qualified, unfunded plan that allows certain management and highly compensated employees of the Company, including all executives except Mr. Hennequin, to (i) make tax-deferred contributions from their base salary and incentive awards under the TIP and CPUP; and (ii) receive Company matching contributions (on deferrals of base salary and TIP awards only), in each case in excess of the annual Internal Revenue Service limits that apply to deferrals and Company contributions under our 401(k) plan.

Participants may elect to receive distributions of amounts deferred under the Excess Plan either in a lump sum or in regular monthly, quarterly or annual installments over a period of up to

15 years following their "separation from service" with the Company (within the meaning of Section 409A of the Internal Revenue Code). Participants must elect their distribution schedules at the time the amounts are deferred and such elections are irrevocable. Distributions for participants in the Excess Plan may be delayed for six months following the participant's separation from service in order to comply with Section 409A of the Internal Revenue Code.

Amounts deferred under the Excess Plan are credited to accounts established in the participants' names and nominally invested in investment funds selected by the participants from the three available options. Participants' accounts are credited with a rate of return based on the nominal investment option or options selected. All of the available investment options are also options offered under the Company's 401(k) plan. The nominal investment options currently available under the Excess Plan provide participants with the same returns as an investment in (i) the Company's common stock fund; (ii) a stable value fund; and/or (iii) an index fund based on the S&P 500 Index.

McDONALD'S CORPORATION SUPPLEMENTAL PROFIT SHARING AND SAVINGS PLAN

Prior to January 1, 2005, under the McDonald's Corporation Supplemental Profit Sharing and Savings Plan, participants could defer amounts of compensation in excess of the Internal Revenue Code limits applicable to our 401(k) plan. This Supplemental Plan allowed participants to defer a portion of their base salary up to certain percentages of base salary, and all or a portion of their TIP and CPUP awards. The nominal investment options under the Supplemental Plan are identical to those described above for the Excess Plan. The Supplemental Plan distribution rules are as follows. Participants may elect to have distributions paid in a lump sum on, or in installments commencing, April 1 following the year in which they terminate employment. If no election is made by December 31 of the year in which a participant terminates employment, payments will be in the form of a lump sum. All distributions must be completed no later than the 25th anniversary of the first payment date. In-service withdrawals are permitted as long as the participant's withdrawal election is made in the calendar year prior to and at least six months in advance of the payment date. Participants may request a hardship withdrawal or accelerate the distribution of installment payments to meet a sudden and unexpected financial need, subject to approval of the officer committee and a forfeiture penalty of 10% of the amount so accelerated. At the end of 2004, the Company froze the Supplemental Plan due to changes under Section 409A of the Internal Revenue Code, so that there will be no new contributions under or changes to the Supplemental Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Our named executive officers would become entitled to certain payments and benefits, described below, in connection with a change in control of McDonald's and/or if their employment with the Company were to terminate in certain circumstances, including following a change in control of McDonald's.

RETIREMENT OF MR. ALVAREZ

Ralph Alvarez, our former President and Chief Operating Officer, retired from the Company effective December 31, 2009. In connection with Mr. Alvarez's retirement, he and the Company entered into an Agreement on December 18, 2009 (filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 23, 2009).

Under the Agreement, Mr. Alvarez agreed not to compete with the Company for two years following his retirement date and to other customary restrictive covenants (Restrictive Covenants).

Mr. Alvarez holds stock option awards which, according to their original terms, would have been immediately exercisable on his retirement. Under the Agreement, he agreed that exercisability of his stock options would be delayed until the original vesting dates. The stock options must be exercised by December 31, 2012. Stock options that were not scheduled to become exercisable prior to that date were forfeited upon Mr. Alvarez's retirement.

Mr. Alvarez held an RSU award granted on September 18, 2006 which, under its original terms, was subject to forfeiture upon his retirement before the fifth anniversary of the grant date (September 18, 2011). In return for Mr. Alvarez's agreement to be bound by the Restrictive Covenants and to delayed exercisability of his stock options, this award will instead be settled on September 18, 2011 on a prorated basis reflecting the number of months in the original vesting period that Mr. Alvarez worked through his retirement. This resulted in Mr. Alvarez vesting in 89,080 shares. The remaining portion of this RSU award was forfeited. Mr. Alvarez's other RSU awards (which by their original terms were not forfeitable on his retirement) will also be settled on their original settlement dates on a prorated basis reflecting the number of months in the original vesting period that Mr. Alvarez worked through his retirement, subject to performance conditions.

The table below shows the number of RSUs forfeited from each of Mr. Alvarez's grants in connection with his retirement:

Original vesting date	RSUs forfeited
2/14/2010	462
2/13/2011	4,781
2/14/2011	2,978
9/18/2011	44,539
2/11/2012	13,869

The Agreement also provides that Mr. Alvarez will receive a payment of $153,846, representing the equivalent of eight weeks' pay for unused sabbatical entitlement, in 2010 following a delay of six months after his "separation from service" as required under Section 409A of the Internal Revenue Code.

Mr. Alvarez received other compensation and benefits, including his annual bonus under the TIP and his long-term cash bonus under the 2007-2009 CPUP, all in accordance with the terms of the applicable plans (including applicable performance criteria). The terms of the TIP and the 2007-2009 CPUP are described on pages 23–25 of this Proxy Statement.

If Mr. Alvarez breaches any of the Restrictive Covenants, he will forfeit any stock options that have not been exercised and/or any RSUs that have not been settled, as well as the cash sabbatical payment if it has not yet been paid.

Mr. Alvarez will receive distributions from his accounts under the Supplemental Plan and the Excess Plan in accordance with his previously elected distribution schedules, as described on pages 37–38 of this Proxy Statement.

The disclosure below with respect to potential payments to the named executive officers on termination of employment or a change in control of McDonald's does not apply with respect to Mr. Alvarez.

POTENTIAL PAYMENTS UPON OR IN CONNECTION WITH A CHANGE IN CONTROL

> *Change in control employment agreements*

The Company has entered into change in control employment agreements with some of its senior management, including all of the named executive officers except Mr. Hennequin. These agreements provide that, on a change in control of the Company, the executives would be entitled to the benefits described below. An officer who also participates in the ERRP would be entitled to receive the greater of the aggregate benefits under the ERRP or the aggregate benefits under the change in control agreement, but not both. The change in control employment agreements perpetually retain a two-year term until terminated by the Company with a minimum of two years' notice.

Subject to exceptions set out in the agreements, a "change in control" is generally defined as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board (and certain new directors approved in a specified manner by those members) cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

The agreements provide that, during the three-year period following a change in control or "protected period," (i) the executive's position and authority may not be reduced; (ii) the executive's place of work may not be relocated by more than 30 miles; (iii) the executive's base salary may not be reduced; (iv) the executive's annual bonus opportunity may not be reduced; and (v) the executive will continue to participate in employee benefit plans on terms not less favorable than before the change in control. In addition, within 30 days after a change in control, if it is also a change in control event within the meaning of Section 409A, the Company will pay to each executive a prorated portion of the executive's target annual bonus for the partial year in which the change in control occurs; and if it is not a change in control event within the meaning of Section 409A, the Company will pay to each executive a prorated portion of the executive's annual bonus, determined based on the Company's actual performance, on the date on which annual bonuses for that year are paid to Company employees generally. The treatment of outstanding equity awards on a change in control is governed by the Amended 2001 Plan and is described under "Equity awards" on page 40 of this Proxy Statement.

If the Company fails to comply with the above provisions following a change in control, the executive may terminate his or her employment for "good reason" at any time during the protected period.

If the executive terminates his or her employment for good reason or is terminated by the Company without "cause" at any time during the protected period, then, in addition to the executive's entitlement to receive accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due on termination, the executive will be entitled to: (i) a lump-sum cash payment equal to three times the sum of the executive's base salary, annual bonus (computed at the target level) and contribution received under the Company's deferred compensation plan; (ii) a pro rata portion of the annual bonus (computed at the target level) for the year of termination, reduced (but not below zero) by the amount of annual bonus paid to the executive for that year; (iii) continued medical, life insurance, fringe and other benefits for three years after the termination; and (iv) a lump-sum cash payment for any sabbatical leave that has been earned but not yet taken. In addition, for purposes of determining the executive's eligibility for any available post-retirement medical benefits, the executive will be treated as having three additional years of service and being three years older. The executive will be eligible for these benefits subject to execution of an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisclosure covenant and a release of claims. In order to comply with Section 409A, payment of these benefits will be delayed for six months.

Up to the limitations specified in the agreements, the Company will reimburse an executive on an after-tax basis for any excise taxes incurred by that executive because of any payments or other amounts under the agreement or otherwise provided, which are considered to be contingent upon a change in control. If the aggregate after-tax amount of benefits to which an executive becomes entitled under his or her change in control employment agreement is not more than 110% of what the executive would receive if his or her benefits were reduced to a level that would not be subject to excise taxes, the executive will not be entitled to receive a gross-up and the aggregate amount of benefits to which he or she is entitled will be reduced to the greatest amount that can be paid without triggering excise taxes.

In the case of the death or disability of an executive during the protected period, the executive or his estate will be entitled to receive accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due at the time of such death or disability at levels provided to his peer employees and at least as favorable as those in place immediately prior to the change in control.

If (i) the Company terminates an executive for cause following a change in control; (ii) an executive voluntarily terminates employment without good reason following a change in control; or (iii) an executive who is otherwise eligible to receive severance benefits fails to execute the noncompetition and release agreement, then that executive will receive only a lump-sum payment of accrued but unpaid salary, bonus, deferred compensation and other benefit amounts due at the time of the termination.

The following table sets forth the value of the benefits that would have been payable to the named executive officers other than Messrs. Hennequin and Alvarez under the change in control agreements, assuming that on December 31, 2009 they had been terminated without cause or resigned with good reason in the protected period following a change in control of McDonald's. Neither pro rata TIP payments in respect of 2009 nor pro rata CPUP payments under the 2007-2009 CPUP are included in the table because if the named executive officers had terminated employment on December 31, 2009 they would have earned these awards in full pursuant to the terms of the 2009 TIP and the 2007-2009 CPUP, respectively. Accordingly, the amount of pro rata awards they would have been entitled to under the change in control employment agreements would be zero.

	Severance payment (3x base, bonus and Company contribution to deferred compensation plan) ($)	Benefit continuation ($)	Sabbatical ($)	Tax gross-up payments ($)	Total ($)
James A. Skinner	$12,190,014	$115,248	$215,385	$7,398,363	$19,919,010
Peter J. Bensen	3,989,341	115,763	0	2,311,547	6,416,651
Timothy J. Fenton	3,314,381	101,892	0	0	3,416,273

> Equity awards

A change in control is generally defined as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board (and certain new directors approved in a specified manner by those members) cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

Effective as of February 11, 2009, we amended the Amended 2001 Plan to make minor modifications to the treatment of all outstanding equity awards upon a change in control. The relevant provisions, as amended, are summarized below.

In the event of a "change in control" of McDonald's, outstanding unvested stock options and RSUs shall be replaced by equivalent awards based on publicly traded stock of the successor entity. The replacement awards will vest and become exercisable (in the case of stock options) or be paid out (in the case of service-based RSUs) if the grantee's employment with the Company is terminated for any reason other than "cause" within two years following the change in control. In addition, if the grantee's employment is terminated other than for "cause" within two years following the change in control, all outstanding options (whether or not they are replacement awards) will remain outstanding for not less than two years following the date of termination or until the end of the original term of the award, if sooner.

If the awards cannot be replaced (for example, because the acquirer does not have publicly traded equity securities) or if the Committee so determines, the vesting and, in the case of options, exercisability of the awards shall be accelerated. Service-vested RSUs would vest at the target amount in the case of RSUs subject to performance-based vesting conditions, and be paid out upon the change in control if it qualifies as a change in control for purposes of Section 409A of the Internal Revenue Code; otherwise, the RSUs would be paid out on the originally scheduled payment date or, if earlier, on the executive's death, disability (within the meaning of Section 409A) or termination of employment, subject to any delay required under Section 409A.

The plan as amended no longer provides for acceleration of vesting or exercisability of replacement awards in the case of termination of employment following a change in control for any termination initiated by the employee (whether or not for "good reason").

If a change in control had occurred on December 31, 2009 and either (i) if the outstanding stock options and RSUs held by the named executive officers could not be replaced or (ii) if the Committee so determined, assuming that the transaction met the definition of a change in control under the Amended 2001 Plan and also qualified as a change in control for purposes of Section 409A, the awards would have been affected as follows: (i) stock options would have vested and become exercisable and (ii) RSUs subject to performance-based vesting conditions would have vested and been paid out immediately based on the number of shares that would have been paid out if target performance levels had been achieved. The equity awards held by the named executive officers as of December 31, 2009 are set forth in the Outstanding Equity Awards at 2009 Year-End table on page 35 of this Proxy Statement.

The table below summarizes the value of the change in control payouts that the named executive officers could have received in respect of their outstanding equity awards, based on (i) in the case of stock options, the "spread" between the exercise price and the closing price of the Company's common stock on December 31, 2009 and (ii) in the case of RSUs, the target number of shares, multiplied by the closing price of the Company's common stock on the NYSE on December 31, 2009. The table sets forth the total hypothetical value that the named executive officers (other than Mr. Alvarez) could have realized as a result of the exercise or payout of accelerated equity awards, based on the assumptions described above. If there were no change in control, the amounts set forth in the table would have vested over time, subject only to continued employment (and with respect to the RSUs, subject to performance-based vesting conditions). As a result, the values shown in the table below are greater than the incremental benefit attributable solely to acceleration of the awards.

Named executive officer	Stock options (closing price on 12/31/09 minus exercise price) ($)	RSUs (number of shares/target number of shares multiplied by closing price on 12/31/09) ($)	Total ($)
James A. Skinner	$4,929,972	$7,801,941	$12,731,913
Peter J. Bensen	557,145	986,864	1,544,009
Timothy J. Fenton	857,644	2,106,538	2,964,182
Denis Hennequin	1,404,999	2,287,427	3,692,426

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT (OTHER THAN FOLLOWING A CHANGE IN CONTROL)

> McDonald's Corporation Severance Plan

Under the McDonald's Corporation Severance Plan, Messrs. Bensen and Fenton would receive severance benefits if they were terminated as a result of a "covered termination," which includes termination of employment by the Company without "cause"; termination due to a reduction in work force; and elimination of the participant's position, but excluding terminations for performance reasons. The benefits payable under the Severance Plan consist of a lump sum payment in respect of (i) severance pay, based on the pay rate as in effect immediately prior to termination and (ii) continued medical and dental benefits at the same cost as the participant paid for such benefits prior to termination. The amount of the benefits are based on the participant's position and length of service with the Company. In addition, each eligible named executive officer, if terminated in a covered termination, would receive a prorated TIP payment equal to a pro rata portion of his bonus based on actual performance of the Company during the applicable performance period, paid at the same time TIP payments are made to other TIP participants for the year in which termination occurs; a prorated payment under the CPUP based on the actual performance of the Company during the applicable performance period, paid at the same time CPUP payments are made to other CPUP participants; a lump-sum cash payment for any sabbatical leave that he has earned but not yet taken; and outplacement assistance. Payments would be delayed for six months following termination of employment to the extent required under Section 409A of the Internal Revenue Code.

Mr. Skinner is not eligible to participate in the Severance Plan because he participates in the ERRP. Mr. Hennequin is not eligible to participate in the Severance Plan because he is not a U.S. employee. The Severance Plan would not apply to any termination of a named executive officer's employment following a change in control of McDonald's because employees who are covered by a change in control employment agreement are not eligible to receive benefits under the Severance Plan for such a termination.

The value of the benefits that would be payable to Messrs. Bensen and Fenton if their employment had terminated in a covered termination under the Severance Plan on December 31, 2009 would be as set forth in the table below. Neither pro rata TIP payments in respect of 2009 nor pro rata CPUP payments under the 2007-2009 CPUP are included in the table because if the named executive officers had terminated employment on December 31, 2009 they would have earned these awards in full pursuant to the terms of the 2009 TIP and the 2007-2009 CPUP, respectively. Accordingly, the amount of pro rata bonus they would have been entitled to under the severance plan would be zero.

	Salary continuation	Benefit continuation	Other (sabbatical and out-placement)	Total
Peter J. Bensen	$300,000	$29,400	$12,000	$341,400
Timothy J. Fenton	566,500	28,635	12,000	607,135

BENEFITS UNDER THE EXECUTIVE RETENTION REPLACEMENT PLAN

Mr. Skinner participates in the ERRP, which was adopted in 2007 to replace benefits provided under the Company's Executive Retention Plan with economically equivalent benefits in a manner consistent with the requirements of Section 409A of the Internal Revenue Code.

Under the ERRP, Mr. Skinner would be entitled to certain benefits if the Company terminated his employment for any reason other than death, disability or "cause" or if Mr. Skinner retired or resigned for "good reason." If Mr. Skinner were to retire, he would receive the benefits described in (i) through (vi) below plus secretarial services for two years following his retirement and $135,000 in lieu of fringe benefits and provision of an office. A pro rata portion (based on the portion of the performance period prior to his retirement) of any outstanding CPUP award would vest and would be paid at the end of the performance period, based on the Company's achievement of the applicable performance goals. All of Mr. Skinner's outstanding RSUs would vest and would be paid out on the originally scheduled payment dates, based on the Company's achievement of the applicable performance goals. All of Mr. Skinner's outstanding stock options would become exercisable in accordance with their original vesting schedule and remain outstanding for 9 1/2 years following his retirement (or until the expiration of the option's original term, if sooner).

If Mr. Skinner were to be terminated without cause, under the ERRP he would be entitled to receive a cash lump sum equal to the present value of (i) base salary for 18 months; (ii) 50% of final base salary for five years; (iii) prorated TIP, based on actual performance, for the year of termination; (iv) target TIP for 18 months; (v) the equivalent of Company matching contributions under deferred compensation plans for 6.5 years, based on full final salary for 18 months and 50% of final salary for five years and (vi) the estimated value of continued participation in Company health and welfare plans for 6.5 years. In addition, all stock options held by Mr. Skinner that would have vested within five years following termination would vest and become exercisable, and all vested stock options would remain outstanding until five years following termination or until the expiration of the option's original term, if sooner. RSUs would vest on a pro rata basis based on the number of months employed during the vesting period and would be paid out in accordance with actual performance results achieved during the vesting period. Mr. Skinner would not be entitled to a CPUP payment.

Any payments to Mr. Skinner under the ERRP would be delayed for six months following the termination of his employment as required under Section 409A of the Internal Revenue Code. Mr. Skinner's receipt of benefits under the ERRP is subject to the execution of an agreement that includes a covenant not to compete, a covenant not to solicit employees, a nondisparagement covenant, a nondisclosure covenant and a release of claims.

The cash and fringe benefits that would have been payable to Mr. Skinner under the ERRP if his employment had terminated

on December 31, 2009 in circumstances covered under the ERRP is as follows:

	Lump-sum ERRP payment ($)	Other (1)	Total ($)
Termination without cause	$9,200,156	N/A	$9,200,156
Retirement	9,200,156	$135,000	9,335,156

(1) Payments in lieu of fringe benefits and provision of an office, plus continued provision of secretarial services, as described above.

Neither pro rata TIP payments in respect of 2009 nor pro rata CPUP payments under the 2007-2009 CPUP are included in the table above because if Mr. Skinner had terminated employment on December 31, 2009 he would have earned these awards in full pursuant to the terms of the 2009 TIP and the 2007-2009 CPUP, respectively. Accordingly, the amount of pro rata awards he would have been entitled to under the ERRP would be zero.

The table below shows the effect on outstanding equity awards held by Mr. Skinner if his employment had terminated on December 31, 2009 in circumstances covered under the ERRP based on: (i) in the case of stock options, the "spread" between the exercise price and the closing price of the Company's common stock on December 31, 2009 and (ii) in the case of RSUs, the number of prorated shares in which he would vest, multiplied by the closing price of the Company's common stock on December 31, 2009.

	Amount of outstanding equity upon termination without cause ($)	Effect of retirement	Effect of termination without cause
James A. Skinner	$10,034,430	No acceleration of vesting; outstanding stock options would be exercisable in accordance with the original vesting schedule and remain outstanding for 9 1/2 years or until expiration of the original term if sooner and RSUs would vest in accordance with the original vesting schedule.	All stock options that would have vested within five years following termination would vest and become exercisable, and all vested stock options would remain outstanding until five years following termination or until the expiration of the option's original term, if sooner. RSUs would vest on a pro rata basis based on the number of months employed during the vesting period and would be paid out in accordance with actual performance results achieved during the vesting period.

If Mr. Skinner's employment were to terminate due to death or disability, under the ERRP he or his estate would be entitled to receive: (i) accrued but unpaid base salary and annual incentive awards; and (ii) payment or provision of death or disability benefits, as applicable, equal to the benefits provided by the Company to the estates and beneficiaries of other employees of the Company serving at a comparable level. If Mr. Skinner's employment were to be terminated for "cause," he would be entitled to receive only accrued but unpaid base salary and annual incentive awards and no other benefits.

SEVERANCE BENEFITS FOR MR. HENNEQUIN

Mr. Hennequin is not eligible to participate in the Severance Plan or the ERRP, but is eligible for limited severance benefits under the collective bargaining agreement that applies to our managerial category employees in France. Under the collective bargaining agreement, if Mr. Hennequin had been terminated other than for gross or willful misconduct on December 31, 2009 he would have been entitled to a severance payment, based on his years of service with the Company, approximately equal to his 2009 annual compensation (i.e., his 2009 base salary and TIP award) for 8.36 months, or approximately $1,075,273. Mr. Hennequin would be entitled to the same benefits if his employment were to terminate due to his disability. If Mr. Hennequin were terminated due to gross or willful misconduct or resigned voluntarily, he would not be eligible to receive any severance benefits.

EFFECT OF TERMINATION OF EMPLOYMENT UNDER EQUITY INCENTIVE PLANS

Outstanding RSUs and stock options are generally forfeited in connection with termination of employment, with stock options that are vested at the time of termination remaining outstanding and exercisable for 90 days except if employment is terminated for cause. In connection with certain terminations, however, RSUs and stock options are subject to accelerated vesting and/or will remain outstanding for a period following termination, as specified in the applicable plans and the terms of the awards. The provisions regarding termination of employment are summarized below.

> Stock options

Certain stock options may remain outstanding, and vesting of certain stock options may be accelerated in the following events: retirement, death, disability or "special circumstances" (which may include termination by the Company without cause, disaffiliation of a subsidiary of McDonald's or if the named executive officer leaves to become an owner-operator of a McDonald's restaurant). Generally, if one of these triggering events had occurred in 2009, exercisability of all stock options originally scheduled to become exercisable within the three years following the triggering event would be accelerated, and these stock options, in addition to stock options that were already exercisable, would remain outstanding for the three-year period. Beginning with awards made in 2010, the Committee has approved changes to these terms for executives, so that the stock options scheduled to become exercisable in the three-year period following the triggering event would continue to become exercisable on the original schedule (i.e., exercisability of the stock options would not be accelerated). However, if an executive violates a restrictive covenant in place at the time of termination, the Company will be able to cancel outstanding stock options.

The table to the right summarizes the value of the payouts that the named executive officers other than Mr. Alvarez could have received in respect of their outstanding stock options on termination of employment under circumstances that would result in acceleration of the awards under the applicable Company plans (i.e., retirement, "special circumstances," death or disability), if the termination had occurred on December 31, 2009. The values in the table are based on the "spread" between the exercise price and the closing price of the Company's common stock on the NYSE on December 31, 2009. The table sets forth the total hypothetical value that the named executive officers could have realized as a result of acceleration of their awards in connection with a termination of employment in accordance with the terms of the applicable plans. The values shown in the table below are greater than the incremental benefit attributable solely to acceleration of the awards.

Stock options

Named executive officer	Type of termination	Stock options (closing price on 12/31/09 minus exercise price)($)
James A. Skinner	Retirement	N/A(1)
	Special circumstances	$4,619,441
	Death/disability	4,929,972
Peter J. Bensen	Retirement	0(2)
	Special circumstances	413,762
	Death/disability	557,145
Timothy J. Fenton	Retirement	793,565
	Special circumstances	793,565
	Death/disability	857,644
Denis Hennequin	Retirement	979,229
	Special circumstances	570,227
	Death/disability	1,404,999

(1) Please refer to the table on page 42 for a description of Mr. Skinner's treatment upon retirement under the ERRP.

(2) Mr. Bensen is not eligible to retire under the Company's plans.

For a description of the new terms of the stock options granted to the Company's executives in 2010, please see page 25 of this Proxy Statement. These new terms are similar to the treatment of stock options under the ERRP and the treatment of Mr. Alvarez's stock options in connection with his retirement (described on page 38 of this Proxy Statement).

> RSUs

The RSUs held by the named executive officers have performance-based vesting conditions, except for certain time-vested awards held by Mr. Bensen (described below). As noted above, payments in respect of RSUs subject to performance-based vesting conditions would not be accelerated in connection with a termination of employment.

As of December 31, 2009, Mr. Bensen held 2,166 time-vested RSUs with a vesting date of February 14, 2010. If Mr. Bensen's employment had terminated by reason of death, disability or special circumstances as of December 31, 2009, payment of these awards would have been accelerated. To comply with Section 409A, if Mr. Bensen's employment had terminated due to special circumstances or disability that did not constitute "disability" within the meaning of Section 409A, payment would have been delayed until the original vesting date of February 14, 2010. The aggregate value of these time-vested RSUs was $135,245, based on the closing price of one McDonald's share on the NYSE on December 31, 2009 ($62.44) multiplied by the total number of time-vested RSUs.

For a description of the new terms of RSUs granted to the Company's executives in 2010, please see page 25 of this Proxy Statement. These new terms are similar to the treatment of RSUs under the ERRP and the treatment of Mr. Alvarez's RSUs in connection with his retirement (described on page 38 of this Proxy Statement).

> Deferred compensation

Following their separation from service with the Company for any reason, the named executive officers would receive distributions from their accounts under the Supplemental Profit Sharing and Savings Plan and the Excess Benefit and Deferred Bonus Plan in accordance with their elected distribution schedules, as described on pages 37–38 of this Proxy Statement.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and Directors, and persons who own more than 10% of our common stock (Reporting Persons) to file reports with the SEC regarding their ownership of and transactions in our common stock and our other securities related to our common stock. Reporting Persons are also required by

SEC rules to furnish us with copies of the reports they file with the SEC. Based solely on our review of the copies of the reports provided to us and inquiries that we have made, we believe that during our fiscal year ended December 31, 2009, all Reporting Persons timely filed all of the reports they were required to file.

Transactions with related persons, promoters and certain control persons

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

The McDonald's System has over 32,000 restaurants worldwide, many of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and services. The Board of Directors is responsible for the oversight and approval (or ratification) of transactions, relationships or arrangements in which the Company is a participant and that involve Board members, our executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, domestic partners and companies in which they have a material interest. We refer to these as related person transactions and to the persons or entities involved as related persons.

The Board has adopted a policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, such as our Standards of Business Conduct and Code of Conduct for Directors, which require Directors and employees to report any circumstances that may create or appear to create a conflict between the interests of the related person and those of the Company, regardless of the amount involved. Our Directors and executive officers must also periodically confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate to confirm the existence, scope and terms of related person transactions.

Under the Board's policy, the Audit Committee evaluates related person transactions for purposes of recommending to the disinterested members of the Board that the transactions are fair, reasonable and within Company policies and practices and should be approved or ratified.

The Board has considered certain types of potential related person transactions and pre-approved them as not presenting material conflicts of interest. Those transactions include (a) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee, as applicable; (b) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (c) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro rata basis. The Audit Committee considers the appropriateness of any related person transaction not within these pre-approved classes in light of all relevant factors and the controls implemented to protect the interests of McDonald's and its shareholders, including:

- the benefits of the transaction to the Company or the McDonald's System;
- the terms of the transaction and whether they are arm's length and in the ordinary course of McDonald's business;
- the direct or indirect nature of the related person's interest in the transaction;
- the size and expected duration of the transaction; and
- other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to approval or ratification by the disinterested Directors when so required under Delaware law.

RELATED PERSON TRANSACTIONS

In 2009, the Company and its subsidiaries purchased approximately $716,000 worth of paper and other printed products (principally food product liners, trayliners, french fry bags, hash brown bags and bag stuffers) from Schwarz Supply Source. Director McKenna is Chairman of Schwarz, as well as a 44.23% shareholder. Members of Director McKenna's family are also shareholders of Schwarz. Schwarz's business with the Company and its subsidiaries represents less than 1% of Schwarz's total revenues. The Company believes that these purchases were made on terms at least as favorable as would have been available from other parties. The disinterested Directors ratified this transaction for 2009 and approved the continuation of this arrangement under similar terms for 2010.

In 2009, Inter-Con Security Systems, Inc., provided physical security services for the Company's home office campus. Director Hernandez is the President and Chief Executive Officer, as well as a 26.99% shareholder of Inter-Con. Payments by the Company to Inter-Con for 2009 for such services totaled approximately $1.0 million. The Company believes that these services, which represent less than 1% of the revenues of Inter-Con, were made on terms at least as favorable as would have been available from other parties. The disinterested Directors ratified this transaction for 2009 and approved the continuation of this arrangement under similar terms for 2010.

During 2009, Mr. Stephen Stratton, a former employee of the Company and the brother of Mr. Jeffrey Stratton, Corporate Executive Vice President and Chief Restaurant Officer, owned and operated three McDonald's restaurants in the U.S. Mr. Stephen Stratton paid rent and service fees under the terms of standard franchise agreements with McDonald's USA, LLC, a subsidiary of the Company, for the restaurants. These payments totaled $858,868 in 2009, were made pursuant to the terms of his standard franchise agreements, and were net of refunds that are associated with participation in various initiatives and promotions, which are generally available to all owner-operators of U.S. McDonald's restaurants. Of that amount, $415,000 was the purchase price for the third McDonald's restaurant that Mr. Stephen Stratton purchased in December 2009 from a subsidiary of the Company. The purchase price for the restaurant was determined on an arm's-length basis, consistent with Company policies and practices, and was approved by the Company's Chief Executive Officer and the Audit Committee.

Mr. Jeffrey Stratton's son-in-law, Jeff Ringel, is employed as a Vice President, Graphic Services of the Perseco business unit of HAVI Global Solutions. HAVI Global Solutions and its business units (HGS) have been significant suppliers of products and services to the McDonald's System since 1975, and HGS has advised the Company that virtually all of its business is attributable to the McDonald's System. Mr. Ringel is employed by HGS–Perseco on an at-will basis, and his compensation is determined at the discretion of HGS–Perseco. In 2009, the Company and its subsidiaries made aggregate payments to HGS of approximately $495 million.

AUDIT COMMITTEE REPORT

DEAR FELLOW SHAREHOLDERS:

The Audit Committee is composed of five Directors, each of whom meets the independence and other requirements of the New York Stock Exchange. As stated previously, Enrique Hernandez, Jr., Cary D. McMillan, and Roger W. Stone qualify as "audit committee financial experts." The Committee has the responsibilities set out in its charter, which has been adopted by the Board of Directors and is reviewed annually.

Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditors, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles (GAAP) and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with Statement on Auditing Standards No. 100 (interim financial information). The Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board of Directors. The Committee met nine times during 2009, including meeting regularly with Ernst & Young and the internal auditors, both privately and with management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q. These reviews included a discussion of:

- critical accounting policies of the Company;

- the reasonableness of significant financial reporting judgments made in connection with the financial statements, including the quality (and not just the acceptability) of the Company's accounting principles;

- the clarity and completeness of financial disclosures;

- the effectiveness of the Company's internal control over financial reporting, including management's and Ernst & Young's reports thereon, the basis for the conclusions expressed in those reports and significant changes made to the Company's internal control over financial reporting during 2009;

- items that could be accounted for using alternative treatments within GAAP, the ramifications thereof and the treatment preferred by Ernst & Young;

- the annual management letter issued by Ernst & Young, management's response thereto and other material written communications between management and Ernst & Young;

- unadjusted audit differences noted by Ernst & Young during its audit of the Company's annual financial statements; and

- the potential effects of regulatory and accounting initiatives on the Company's financial statements.

In connection with its review of the Company's annual consolidated financial statements, the Committee also discussed with Ernst & Young other matters required to be discussed with the auditors under Statement on Auditing Standards No. 61, as modified or supplemented (communication with audit committees) and those addressed by Ernst & Young's written disclosures and its letter provided under the applicable requirements of the Public Company Accounting Oversight Board, as modified or supplemented (independence discussions with audit committees).

The Committee is responsible for the engagement of the independent auditors and appointed Ernst & Young to serve in that capacity during 2009 and 2010. In that connection, the Committee:

- reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above;

- reviewed periodically the level of fees approved for payment to Ernst & Young and the pre-approved non-audit services it has provided to the Company to ensure their compatibility with Ernst & Young's independence; and

- reviewed Ernst & Young's performance, qualifications and quality control procedures.

Among other matters, the Committee also:

- reviewed the scope of and overall plans for the annual audit and the internal audit program;

- consulted with management and Ernst & Young with respect to the Company's processes for risk assessment and risk management;

- reviewed and approved the Company's policy with regard to the hiring of former employees of the independent auditors;

- reviewed and approved the Company's policy for the pre-approval of audit and permitted non-audit services by the independent auditors;

- received reports pursuant to our policy for the submission and confidential treatment of communications from employees and others about accounting, internal controls and auditing matters;

- reviewed with management the scope and effectiveness of the Company's disclosure controls and procedures, including for purposes of evaluating the accuracy and fair presentation of the Company's financial statements in connection with certifications made by the CEO and CFO;

- reviewed significant legal developments and the Company's processes for monitoring compliance with law and Company policies; and

- reviewed the Company's related person transactions.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

Respectfully submitted,
The Audit Committee
Enrique Hernandez, Jr., Chairman
Walter E. Massey
Cary D. McMillan
Sheila A. Penrose
Roger W. Stone

POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may pre-approve engagements on a case-by-case basis or on a class basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year. In considering pre-approvals on a class basis, the Audit Committee reviews a description of the scope of services falling within each class and imposes budgetary estimates that are largely based on historical costs. Pre-approvals granted on a class basis are effective for the applicable fiscal year.

Any audit or permitted non-audit service that is not included in an approved class, or for which total fees are expected to exceed the relevant budgetary estimate, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a period of years must be reconsidered each year in light of all the facts and circumstances, including compliance with the pre-approval policy and the compatibility of the services with the auditors' independence.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the pre-approval policy to the Chairperson of the Audit Committee.

The policy is available on the Company's website at *www.governance.mcdonalds.com.*

AUDITOR FEES AND SERVICES

The following table presents fees billed for professional services rendered for the audit of the Company's annual financial statements for 2009 and 2008 and fees billed for other services provided by our independent auditors in each of the last two years:

In millions	2009	2008
Audit fees (1)	**$10.4**	$9.0
Audit-related fees (2)	**.3**	.2
Tax fees (3)	**2.0**	1.5
All other fees (4)	**.5**	.2
	$13.2	$10.9

(1) Fees for services associated with the annual audit (including internal control reporting under Section 404 of the Sarbanes-Oxley Act), statutory audits required internationally, reviews of the Company's Quarterly Reports on Form 10-Q, and accounting consultations. The planned increase in fees in 2009 was primarily driven by additional auditing procedures as a result of the Company's actions taken to better align certain subsidiaries within our geographic segments.

(2) Fees for employee benefit plan audits and certain attestation services not required by statute or regulation.

(3) Primarily fees for tax compliance in various international markets including expatriate tax services.

(4) Fees for miscellaneous advisory services.

NOTICE AND ACCESS

This year, we are again following the SEC's "Notice and Access" rule. Most shareholders will receive a notice of Internet availability of proxy materials (Notice) in lieu of a paper copy of the Proxy Statement and the Company's Annual Report. The Notice provides instructions as to how shareholders can access the proxy materials online, describes matters to be considered at the Annual Shareholders' Meeting and gives instructions as to how shares can be voted. Shareholders receiving the Notice can request a paper copy of the proxy materials by following the instructions set forth in the Notice.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

THE PROXY STATEMENT AND OUR 2009 ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT: WWW.INVESTOR.McDONALDS.COM

RECORD DATE AND VOTING AT THE ANNUAL SHAREHOLDERS' MEETING

Shareholders owning McDonald's common stock at the close of business on March 23, 2010 (the record date), may vote at the 2010 Annual Shareholders' Meeting. On that date, 1,075,355,896 shares of common stock were outstanding and there were approximately 1,247,000 shareholders of McDonald's common stock. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

Most shareholders have a choice of voting by proxy over the Internet, by telephone or by using a traditional proxy card. Refer to the Notice or your proxy or voting instruction card to see which options are available to you and how to use them.

The Internet and telephone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

All valid proxies properly executed and received by the Company prior to the Annual Shareholders' Meeting will be voted as you direct. If you do not specify how you want your shares voted, they will be voted **FOR** the election of the Board's nominees for Director as set forth under "Election of Directors," **FOR** the approval of the independent auditors, and **AGAINST** each of the shareholder proposals. You may revoke your proxy and change your vote at any time before the Annual Shareholders' Meeting by submitting written notice to the Corporate Secretary, by submitting a later dated and properly executed proxy (by Internet, telephone or mail) or by voting in person at the Annual Shareholders' Meeting.

All votes cast at the Annual Shareholders' Meeting will be tabulated by Broadridge Financial Solutions, Inc. (Broadridge), which has been appointed the independent inspector of election. Broadridge will determine whether or not a quorum is present. A quorum will be present if the holders of a majority of the shares of common stock entitled to vote are present in person or represented by proxy at the Annual Shareholders' Meeting.

The vote required to elect Directors is set forth under "Election of Directors" on page 11 of this Proxy Statement.

With respect to the approval of the independent auditors and the shareholder proposals, shareholders may (a) vote in favor; (b) vote against; or (c) abstain from voting. Broadridge will treat abstentions as shares present for purposes of determining a quorum. Since the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote is required for approval of these matters, an abstention will have the effect of a vote against approval.

Under NYSE rules, the proposal to approve the appointment of independent auditors is considered a "discretionary" item. This means that brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting.

In contrast, the proposal to elect Directors and the shareholder proposals are "non-discretionary" items. This means brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These so-called "broker non-votes" will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals. However, broker non-votes will be treated as shares present for purposes of determining a quorum at the Annual Shareholders' Meeting.

PROXY SOLICITATION

The Company will provide the Notice, electronic delivery of the proxy materials or mail the 2010 Proxy Statement, the 2009 Annual Report and a proxy card to shareholders beginning on or about April 9, 2010 in connection with the solicitation of proxies by the Board of Directors to be used at the 2010 Annual Shareholders' Meeting. The cost of soliciting proxies will be paid by the Company. The Company has retained Georgeson Inc. to aid in the solicitation at a fee of $15,000 plus reasonable out-of-pocket expenses. Proxies also may be solicited by employees and Directors of the Company by mail, telephone, facsimile, e-mail or in person.

CONFIDENTIAL VOTING

It is the Company's policy to protect the confidentiality of shareholder votes. Throughout the voting process, your vote will not be disclosed to the Company, its Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (1) a proxy solicitation is contested; or (2) you authorize disclosure. The inspector of election has been and will remain independent of the Company. Nothing in this policy prohibits you from disclosing the nature of your vote to the Company, its Directors, officers or employees, or impairs voluntary communication between you and the Company; nor does this policy prevent the Company from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

EXECUTIVE OFFICERS

The following list sets forth the names of our current executive officers, their ages and their positions.

Jose Armario   Age: 50.   Group President–McDonald's Canada and Latin America

Peter J. Bensen   Age: 47.   Corporate Executive Vice President and Chief Financial Officer

Mary N. Dillon   Age: 48.   Corporate Executive Vice President–Global Chief Marketing Officer

Timothy J. Fenton   Age: 52.   President, McDonald's Asia/Pacific, Middle East and Africa

Janice L. Fields   Age: 54.   President, McDonald's USA

Richard Floersch   Age: 52.   Corporate Executive Vice President and Chief Human Resources Officer

Denis Hennequin   Age: 51.   President, McDonald's Europe

Kevin M. Ozan   Age: 46.   Corporate Senior Vice President–Controller

Gloria Santona   Age: 59.   Corporate Executive Vice President, General Counsel and Secretary

James A. Skinner   Age: 65.   Vice Chairman and Chief Executive Officer

Jeffrey P. Stratton   Age: 54.   Corporate Executive Vice President–Chief Restaurant Officer

Donald Thompson   Age: 47.   President and Chief Operating Officer

McDONALD'S CORPORATION ANNUAL REPORT ON FORM 10-K, OTHER REPORTS AND POLICIES

Shareholders may access financial and other information on the investor section of the Company's website at *www.investor.mcdonalds.com.* Also available, free of charge, are copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Copies of financial and other information are available free of charge by calling 1-630-623-7428 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523. Also posted on McDonald's website are the Company's Corporate Governance Principles; the charters of the Audit Committee, Compensation Committee, Governance Committee, Corporate Responsibility Committee, Finance Committee and Executive Committee; the Standards on Director Independence; the Company's Standards of Business Conduct; the Code of Ethics for the Chief Executive Officer and Senior Financial

Officers; the Code of Conduct for the Board of Directors; the Policy for Pre-Approval of Audit and Permitted Non-Audit Services and the Company's Certificate of Incorporation and By-Laws. Copies of these documents are also available free of charge by calling 1-630-623-7428 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

HOUSEHOLDING OF ANNUAL SHAREHOLDERS' MEETING MATERIALS

Shareholders who share the same last name and address will receive one package containing a separate Notice for each individual shareholder at that address. Shareholders who have elected to receive paper copies and who share the same last name and address will receive only one set of the Company's Annual Report and Proxy Statement, unless they have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you are a MCDirect Shares participant, hold McDonald's stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 (collect) from other countries, or writing to McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. If you would like to opt out of this practice and your shares are held in street name, please contact your broker or bank.

If you would like a copy of the Annual Report and Proxy Statement, please go to *www.investor.mcdonalds.com* or call 1-630-623-7428. If you are receiving multiple copies of proxy materials at your household and would prefer to receive a single copy of these materials, please contact Computershare at the above numbers or address. If your shares are held in street name, please contact your bank or broker.

Information about attending the Annual Shareholders' Meeting

Date Thursday, May 20, 2010

Time 9:00 a.m. Central Time

Place Prairie Ballroom, The Lodge, McDonald's Office Campus 2815 Jorie Blvd., Oak Brook, Illinois 60523

Directions Available at *www.investor.mcdonalds.com*

Parking Limited parking is available on Campus.

Webcast To listen to a live webcast of the Annual Shareholders' Meeting, go to *www.investor.mcdonalds.com* on May 20 just prior to 9:00 a.m. Central Time and click the appropriate link under "Webcasts". The Annual Shareholders' Meeting webcast will be available for a limited time after the meeting.

TICKET RESERVATION AND ADMISSION POLICY

As seating in the Prairie Ballroom is very limited, we encourage shareholders to listen to the meeting via the live webcast. **If you decide to attend in person, please send the reservation form below to McDonald's Shareholder Services by one of the following methods to reserve your admission ticket.**

- If you are a registered shareholder (i.e. you hold your shares through McDonald's transfer agent, Computershare), you may reserve your ticket by sending to us the completed form below, as well as proof of share ownership, such as a copy of your meeting notice or the tear-off portion of your proxy card, by U.S. mail or by scanning and attaching the documents to an e-mail.

- If you hold your shares through an intermediary, such as a bank or broker, you must send us the completed form below, as well as proof of share ownership, such as a copy of your meeting notice, the tear-off portion of your proxy card or your brokerage statement reflecting your McDonald's holdings and your name, by U.S. mail or by scanning and attaching the documents to an e-mail to reserve your ticket.

- If you are a duly appointed proxy for a shareholder, you must send us the completed form below, as well as proof of your proxy power and proof of share ownership for the shareholder for whom you are a proxy (e.g., a copy of the shareholder's meeting notice, the tear-off portion of the shareholder's proxy card or the shareholder's brokerage statement reflecting his or her McDonald's holdings and name, by U.S. mail or by scanning and attaching the documents to an e-mail).

Requests for tickets should be directed to: McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523. E-mail: *shareholder.services@us.mcd.com*. Requests to reserve admission tickets must be received no later than 5:00 pm Central Time on May 13, 2010. You will receive a confirmation letter by U.S. mail after we receive your pre-registration materials. Your ticket will be available at the meeting registration desk, and you must show a government issued photo identification, as well as the confirmation letter, to pick-up your ticket. As admission tickets are limited, only those shareholders who have pre-registered will receive tickets, and on a first-come, fIrst served basis. Each shareholder may bring only one guest, who also must be listed on the registration form below. The registration desk will open at 7:30 a.m. Central Time on May 20, 2010. Overflow rooms will be available for viewing the meeting.

Please do not bring items such as bags and briefcases to the meeting. Only small purses will be permitted in the Prairie Ballroom and/or the overflow rooms and these will be subject to inspection prior to admission to the meeting. Individuals attending the meeting must wear appropriate attire and will not be allowed to enter the meeting wearing any attire that could be construed as intended to conceal one's identity (including, but not limited to hats or costumes). Cameras and other recording devices will not be permitted in the ballroom. Cellular phones and all other electronic devices must be turned off and put away during the meeting.

Reservation Form for 2010 Annual Shareholders' Meeting of McDonald's Corporation

I am a shareholder (or duly appointed proxy for a shareholder) of McDonald's Corporation and plan to attend the Annual Shareholders' Meeting to be held on May 20, 2010 in the Prairie Ballroom at The Lodge on McDonald's Campus, Oak Brook, IL 60523.

Name (please print)

Phone number

Address

City

State

Zip

Name of guest (only shareholders may bring a guest)

A shareholder must accompany his or her guest in order for a guest to gain admission to the meeting. A duly appointed proxy for a shareholder will not be allowed to bring a guest to the meeting.

To avoid delay in the receipt of your confirmation letter, please do not return this form with your proxy card or mail it in the business envelope that you may have received with your proxy materials.

Please contact McDonald's Shareholder Services with any questions at 630-623-7428.

HOME OFFICE
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
630-623-3000
www.aboutmcdonalds.com

All trademarks used herein are the property of their respective owners and are used with permission.





McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
www.aboutmcdonalds.com



C/O McDONALD'S CORPORATION
POST OFFICE BOX 9112
FARMINGDALE, NY 11735-9544

3 Ways To Vote

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to vote the shares

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to VOTE BY INTERNET and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M22855-Z51926-P90435 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

McDONALD'S CORPORATION

A Proposals

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation. If this signed card contains no specific voting instructions, the shares will be voted with the Board's recommendations, except for Plan Participants (see reverse side).

The Board of Directors recommends a vote **FOR** the nominees identified on this proxy.

1. Election of Directors: (4 nominees)	For	Against	Abstain
1a. Walter E. Massey	☐	☐	☐
1b. John W. Rogers, Jr.	☐	☐	☐
1c. Roger W. Stone	☐	☐	☐
1d. Miles D. White	☐	☐	☐

If you have comments, please check this box and write them on the back where indicated. ☐

The Board of Directors recommends a vote **FOR** proposal 2.	For	Against	Abstain
2. Approval of the appointment of an independent registered public accounting firm to serve as independent auditors for 2010.	☐	☐	☐
The Board of Directors recommends a vote **AGAINST** proposals 3, 4, 5 and 6.			
3. Shareholder proposal relating to shareholder vote on executive compensation.	☐	☐	☐
4. Shareholder proposal relating to simple majority vote.	☐	☐	☐
5. Shareholder proposal relating to the use of controlled atmosphere stunning.	☐	☐	☐
6. Shareholder proposal relating to the use of cage-free eggs.	☐	☐	☐

B Authorized Signatures — This section MUST be completed for your vote to be counted. — Date and Sign Below
I (we) hereby revoke any proxy previously given, and appoint James A. Skinner, Gloria Santona and Peter J. Bensen, and each of them, as proxies with full power of substitution to vote in the manner provided above all shares the undersigned is entitled to vote at the McDonald's Corporation 2010 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including without limitation to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve. (Plan participants are appointing Plan trustees – see reverse side.)

Please sign as your name(s) appear(s) above and return the card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supercede this proxy.

Signature (Please sign within box) Date

Signature - Joint Owner (Please sign within box) Date

McDonald's Annual Shareholders' Meeting Information

Thursday, May 20, 2010
9:00 a.m. Central Time

Prairie Ballroom at The Lodge
McDonald's Office Campus
2815 Jorie Boulevard
Oak Brook, Illinois 60523

Admission: Please review the Ticket Reservation and Admission Policy regarding meeting attendance in the Proxy Statement. **You will need to pre-register with McDonald's to attend the meeting.** As admission tickets are limited, only those shareholders who have pre-registered will receive tickets, and on a first-come, first served basis. Each shareholder may bring only one guest, who also must be pre-registered for the meeting. The registration desk will open at 7:30 a.m. Central Time. Overflow rooms will be available for viewing the meeting.

Please do not bring items such as bags and briefcases to the meeting. Only small purses will be permitted in the Prairie Ballroom and/or overflow rooms and these will be subject to inspection prior to admission to the meeting. Individuals attending the meeting must wear appropriate attire and will not be allowed to enter the meeting wearing any attire that could be construed as intended to conceal one's identity (including, but not limited to hats or costumes). Cameras and other recording devices will not be permitted in the ballroom. Cellular phones and all other electronic devices must be turned off and put away during the meeting.

Voting at the Meeting: Shareholders attending the live meeting may submit this proxy card or complete a ballot at the meeting.

Directions: Directions to the McDonald's Annual Shareholders' Meeting can be viewed online at www.investor.mcdonalds.com.

Webcast: Listen to a live webcast of the McDonald's Annual Shareholders' Meeting on www.investor.mcdonalds.com by clicking on the appropriate link under "Webcasts." After the meeting, this webcast will be available on demand for a limited time. Please note that if you participate in the meeting by live webcast, the shares of stock will not be voted or deemed present at the meeting unless you submitted a proxy via mail, the Internet or telephone before the meeting.

Important Notice Regarding the Availability of Proxy Materials for the McDonald's Annual Shareholders' Meeting to be Held on May 20, 2010:

The 2009 Annual Report and Proxy Statement are available at www.proxyvote.com.



Proxy — McDONALD'S CORPORATION

Voting Instructions for McDonald's Corporation Profit Sharing and Savings Plan Participants

When casting your vote, you are directing the trustees of the McDonald's Corporation Profit Sharing and Savings Plan Trust to vote the McDonald's shares credited to the accounts under the McDonald's Corporation Profit Sharing and Savings Plan (the "Plan"). When you vote these shares, you should consider your own long-term best interests as a Plan participant. In addition, you are directing the trustees to vote shares held in the Plan that have not been voted by other participants and Plan shares that have not yet been credited to participants' accounts. When you direct the vote of these shares, you have a special responsibility to consider the long-term best interest of other Plan participants.

Your vote on the reverse side will apply to:
• Shares credited to the account(s) under the Plan;
• Shares not voted and shares that have not yet been credited to Plan participants' accounts, if applicable; and
• Shares held at Computershare (MCDirect Shares, certificate and book-entry).

If you wish to vote all the shares in the same manner, including shares in the Plan, simply mark your voting instructions on the reverse side.

If you do NOT want to vote all shares in the same way, please contact Broadridge via email at mcdonalds@broadridge.com, or indicate that you want to vote the Plan shares and registered shares separately in the **Comments** area below and check the corresponding box on the reverse side of the proxy card. Your directions to vote shares held in the Plan will be kept confidential by Broadridge, the independent inspector of election.

Comments: _____

_____

(If you made any Comments above, please mark corresponding box on the reverse side.)